Group Treasury
Lindisfarne Building
Northern Rock House
Newcastle upon Tyne
NE3 4PL
T 0845 600 8401
F 0191 279 4694 / 4929 / 6517 / 2779
DX 60350 Gosforth 2

ACS/PNH 11 APR 07

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

07022684

SUPPL

Ladies and Gentlemen:

RE: Northern Rock plc / SEC File No. 82-35026
Rule 12g3-2(b) Submission January to March 2007

This letter supplements our prior correspondence with respect to Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the following documents:

- Director/PDMR Shareholding Announcement dated 29 January, 2007;
- Director/PDMR Shareholding Announcement dated 20 February, 2007;
- Director/PDMR Shareholding Announcement dated 30 March, 2007;
- Holding(s) in Company Announcement dated 15 January, 2007;
- Holding(s) in Company Announcement dated 23 January, 2007;
- Holding(s) in Company Announcement dated 23 January, 2007;
- Holding(s) in Company Announcement dated 26 January, 2007;
- Holding(s) in Company Announcement dated 5 February, 2007;
- Holding(s) in Company Announcement dated 6 February, 2007;
- Holding(s) in Company Announcement dated 7 February, 2007;
- Holding(s) in Company Announcement dated 7 February, 2007;
- Holding(s) in Company Announcement dated 12 February, 2007;
- Holding(s) in Company Announcement dated 23 February, 2007;
- Holding(s) in Company Announcement dated 16 March, 2007;
- Notice of AGM, Separate General Meeting of the Holders of Ordinary Shares and Ancillary Documents dated 15 March, 2007;
- 2006 Annual Report and Accounts dated 16 March, 2007;
- Preliminary Results dated 24 January, 2007;
- Notification of Trading Statement dated 23 March, 2007;
- Directorate Change Announcement dated 1 February, 2007;
- Publication of Final Terms dated 12 January, 2007;
- Publication of Final Terms dated 25 January, 2007;
- Publication of Final Terms dated 26 January, 2007;

- Publication of Final Terms dated 2 February, 2007;
- Publication of Final Terms dated 13 February, 2007;
- Publication of Final Terms dated 13 March, 2007;
- Publication of Final Terms dated 23 March, 2007;
- Publication of Final Terms dated 27 March, 2007;
- Publication of Prospectus dated 2 February, 2007;
- Publication of Prospectus dated 16 March, 2007;
- Form 288a Appointment of Director/Secretary as filed with Companies House;
- Form 288b Terminating Appointment of Director or Secretary as filed with Companies House; and
- Form 288c Change of Particulars for Director or Secretary as filed with Companies House

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Kind regards

Yours sincerely

A C SWALWELL
Operational Director – Debt Capital Markets

Enc.

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS
2007
(JANUARY TO MARCH)

Regulatory Announcement		Date Distributed/ Filed/Made Public	Required Distribution Date	Source of Requirement
1.	Director/PDMR Shareholding	29 January 07 20 February 07	ASAP but no later than the close of the business day following receipt of information by Northern Rock	DR 3.1.4
2.	Holding(s) in Company	15 January 07 23 January 07 23 January 07 26 January 07 5 February 07 6 February 07 7 February 07 7 February 07 12 February 07 23 February 07 16 March 07	ASAP but no later than the close of the business day following receipt of information by Northern Rock	LR 9.6.7
3.	Notice of AGM, Separate General Meeting of the Holders of Ordinary Shares and Ancillary Documents	15 March 07	ASAP once issued	LR 9.6.3
4.	2006 Annual Report & Accounts	16 March 07	ASAP and within 6 months of end of financial period to which they relate	LR 9.8.1
5.	Preliminary Results for Year Ended 31 December 2006	24 January 07	ASAP after approval by the Board of Directors and within 120 days of end of period to which it relates	LR 9.7.2
6.	Interim Results for the 6 Months Ended	None	ASAP after approval by the Board of Directors and within 90 days of the end of the period to which it relates	LR 9.9.4
7.	Notice of and Trading Statements	23 March 07	N/A	N/A
8.	Results of AGM Resolutions Voting	None	ASAP after AGM	LR 9.6.18
9.	Miscellaneous Directorate Change	1 February 07	ASAP and in any event by the end of the business day following the decision or receipt of notice about the change by the Company	LR 9.6.11
10.	Issue of Debt	None	ASAP	LR 9.6.4

11.	Notice of Early Redemption	None	ASAP but no later than 7.30am on the business day following receipt of information by Northern Rock	LR 12.5.2
12.	Annual Information Update	None	20 working days after the publication of the annual financial statements	PR 5.2
13.	Notification of Stabilisation	None	Before the opening of the offer period of the relevant securities	Commission Regulation (EC) No. 2273/2003 and MAR 2.3.5
14.	Publication of Final Terms	12 January 07 25 January 07 26 January 07 2 February 07 13 February 07 13 March 07 23 March 07 27 March 07	As soon as practical	PR 2.2.9
15.	Publication of Prospectus/Offering Circular US$15 billion Euro Medium Term Note Programme Supplementary Prospectus Euro20 billion Covered Bond Programme Supplementary Prospectus Euro 20 billion Covered Bond Programme Supplementary Prospectus	 2 February 07 2 February 07 16 March 07	As soon as practical	PR 3.2.2 PR 3.4
16.	Publication of US Prospectus/Offering Circular	None	N/A	N/A
17.	Voting Rights and Share Capital	None		Transparency Directive 5.6.1

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"MAR" means the market conduct rules made by the FSA as competent authority under Part VIII of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

NORTHERN ROCK PLC

DOCUMENTATION FILED WITH COMPANIES HOUSE
2007
(JANUARY TO MARCH)

Documents Filed with Companies House		Date Distributed	Required Distribution Date	Source of Requirement
1.	Form 288a Appointment of Director/Secretary	1 February 07	14 days from occurrence	CA85 S.288
	Form 288b Terminating Appointment of Director or Secretary	1 February 07		
	Form 288c Change of Particulars for Director or Secretary	20 March 07		
2.	Annual Accounts including Directors' Remuneration Report	None	7 months from accounting reference date	CA85 S.242
3.	Ordinary and Special Resolutions	None	Within 15 days after it was passed or made	CA85 S.380
4.	Form 363s Annual Return	None	28 Days after return date	CA85 S.363
5.	Form 123 Notice of Increase in Nominal Capital	None	Within 15 days after passing of resolution	CA85 S.123
6.	Form 88(2) (Revised 2005) Return of Allotment of Shares	None	Within one month from allotment of shares	CA85 S.88(2)
7.	Form 128(1) Statement of Rights Attached to Allotted Shares	None	Within one month from allotment of shares	CA85 S.128(1)

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS

2007

(JANUARY TO MARCH)

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Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	11:21 30-Mar-07
Number	0807U

northern rock

RNS Number:0807U
Northern Rock PLC
30 March 2007

NORTHERN ROCK PLC

SHARE INCENTIVE PLAN

Northern Rock plc ("the Company") has established a Share Incentive Plan ("the Plan") for the purpose of awarding ordinary shares to employees (including Executive Directors/Persons Discharging Managerial Responsibilities), subject to performance measures specified by the Company as defined by the Rules of the Plan.

215,000 ordinary shares in the Company were purchased by Northern Rock Trustees Limited on 28 March 2007 for the purpose of the appropriatation of ordinary shares to individual qualifying employees (including Executive Directors/PDMRs).

The purchase price of the ordinary shares on 28 March 2007 was £11.5128 per share.

Employees who keep their shares for five years in trust pay no income tax or National Insurance Contributions on those shares when they are released to them.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	15:26 20-Feb-07
Number	5707R

RNS Number:5707R
Northern Rock PLC
20 February 2007

NORTHERN ROCK PLC

NOTIFICATION OF INTERESTS OF DIRECTORS/PDMRs AND CONNECTED PERSONS

1. Name of Company:
NORTHERN ROCK PLC

2. Name of Director/PDMR:
DR M W RIDLEY

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or childr under the age of 18 or in respect of a non-beneficial interest:

Holding is:
1. 2,100 Shares in the name of Dr M W Ridley, as noted in 2 above
2. 3,200 Shares in the name of IV Viscount Ridley 1968 Settlement of which Director's children are beneficiaries.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
DICKINSON DEES NOMINEES LIMITED

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

1. Directors Holding
2. Connected Persons - Matthew White Ridley (son) and Iris Livia Ridley (daug

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:
5,300

8. Percentage of issued class:
0.001%

9. Number of shares/amount of stock disposed:
N/A

10. Percentage of issued class:
N/A

11. Class of security:
    ORDINARY 25p

12. Price per share:
    1222.669p

13. Date of transaction:
    20 February 2007

14. Date company informed:
    20 February 2007

15. Total holding following this notification:
    51,450 including 17,000 held directly by children and 20,150 held in trust on behalf of children.

16. Total percentage holding of issued class following this notification:
    0.012%

If a director has been granted options by the company, please complete the following fields:

17. Date of grant:
    N/A

18. Period during which or date on which exercisable:
    N/A

19. Total amount paid (if any) for grant of the option:
    N/A

20. Description of shares or debentures involved: class, number:
    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
    N/A

22. Total number of shares or debentures over which options held following this notification:
    N/A

23. Contact name for queries:
    JULIE SHIPLEY

24. Contact telephone number:
    0191 279 4478

25. Name of company official responsible for making notification:
    JULIE SHIPLEY

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Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	14:22 29-Jan-07
Number	3039Q

northern rock

RNS Number:3039Q
Northern Rock PLC
29 January 2007

NORTHERN ROCK PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Northern Rock plc (the 'Company') was advised on 29 January 2007 that the interests in Company shares of certain Directors and Persons Discharging Managerial Responsibility (PDMRs) had changed following the grant of awards and/ or awards vesting under the Company's Long Term Incentive Plan (LTIP), Bonus Matching Plan and Deferred Bonus Plan.

The Directors and PDMRs listed below became absolutely entitled to ordinary 25 pence shares in the capital of the Company ('Shares') on 25 January 2007 as a result of share-based awards vesting under the Company's Bonus Matching Plan, Deferred Bonus Plan and the LTIP, at a price of 1198 pence per Share.

Awards granted under the LTIP vest subject to the satisfaction of performance targets at the end of a three year period. Accordingly 43.3% of the Shares comprised in an LTIP award, vested.

Director	Name of Connected Person in whose name Shares are now held (where appropriate)	Matched Shares awarded in 2003 under the Bonus Matching Plan	Shares awarded in 2003 under the Deferred Bonus Plan	Shar awar 2003 the
A J Applegarth		53,208	53,208	33,0
D F Baker (1)	M Baker	35,472	35,472	21,9
R F Bennett	M M Bennett	35,472	35,472	21,9
K M Currie		20,270	20,270	12,5
A M Kuipers (2)	E M Kuipers	20,270	20,270	12,5
PDMR				
R J Barclay (3)	S L Barclay	18,242	18,242	10,7
K R Barry	L Barry	16,215	16,215	9,5
C B Brayson		3,378	-	4,7
C J Flinn		10,108	-	6,1
B Giles		2,252	-	3,6
D A Jones		11,173	-	6,7
N P Mushens	K Mushens	10,640	12,162	7,3
J M Pattinson	M A Mateos	7,093	-	4,1
M G Robson	D Robson	3,378	-	4,1
L J Sewell	I Sewell	4,728	-	3,6
M Smith (4)	A Smith	9,045	-	5,3

C Taylor (5)	D E Taylor	14,188	14,188	8,3
A M Thompson		12,162	12,162	7,3
I Wallace	J A Wallace	9,045	-	5,3
P J Wallace	J A Wallace	2,252	-	3,6

1. M Baker, connected person of D F Baker, also transferred Bonus Matching and Deferred Bonus Plan Shares to D F Baker.

2. E M Kuipers, connected person of A M Kuipers, also transferred Bonus Matching and Deferred Bonus Plan Shares to A M Kuipers.

3. S L Barclay, connected person of R J Barclay, also transferred Bonus Matching and Deferred Bonus Plan Shares to R J Barclay.

4. A Smith, connected person of M Smith, also transferred Bonus Matching and Deferred Bonus Plan Shares to M Smith.

5. D E Taylor, connected person of C Taylor, also transferred Bonus Matching, Deferred Bonus Plan Shares and Ordinary Shares to C Taylor.

In addition, on 26 January 2007, the Directors/PDMRs or connected persons where different, purchased and/or sold the following Shares at a price of 1198 pence per Share (which included Shares sold to meet any liability to income tax and/or national insurance arising on the vesting of awards under the relevant plan).

Director	Name of Connected Person in whose name Shares held (where appropriate)	No. of Shares purchased on 26 January 2007	No. o 26 Ja
A J Applegarth		-	135,9
D F Baker	M Baker	-	100,4
R F Bennett	M M Bennett	-	93,9
K M Currie		-	58,0
A M Kuipers	E M Kuipers	-	61,9
PDMR			
R J Barclay	S L Barclay	-	47,2
K R Barry	L Barry	-	64,7
C B Brayson		-	8,3
C J Flinn		-	10,1
B Giles		-	2,3
D A Jones		-	12,6
N P Mushens	K Mushens	-	29,2
J M Pattinson	M A Mateos	-	12,2
M G Robson	D Robson	-	5,5
L J Sewell		-	6,7
M Smith	A Smith	-	16,0
C Taylor	D E Taylor	-	51,2
A M Thompson		8,378	38,9
I Wallace		-	5,7
P J Wallace		-	2,3
Wallace			

The Company was advised that the Directors and PDMRs listed below were granted awards over Shares under the Company's Deferred Bonus Plan on 26 January 2007.

Under the Deferred Bonus Plan, participants are entitled to receive awards to the value of 100% of their short term bonus and participants will normally be entitled to the underlying Shares after three years.

Shares comprised in awards granted under the Deferred Bonus Plan have been registered in the names of the individual or their connected person where

appropriate.

Director	Name of Connected Person in whose name Shares have been registered where appropriate)	Shares awarded in 2007 under the Deferred Bonus Plan
A J Applegarth		55,061
D F Baker		36,308
R F Bennett		36,308
K M Currie		29,126
A M Kuipers		29,126
PDMR		
R J Barclay		16,358
K R Barry		14,363
C B Brayson		8,378
C J Flinn		10,772
B Giles		7,580
D A Jones		19,949
N P Mushens		12,129
J M Pattinson		7,181
M G Robson		7,580
L J Sewell		7,580
M Smith		8,777
C Taylor		14,762
A M Thompson		13,964
P J Wallace		7,979
I Wallace		7,181

Subject to shareholder approval at the Company's Annual General Meeting in April 2007, the Company proposes to adopt a Share Matching Plan (to replace the Bonus Matching Plan) and a new LTIP. Consequently, no awards will be granted at the present time under the existing plans.

Awards are proposed to be granted under the new plans later in 2007 and an appropriate announcement will be issued at the time of the relevant award. The only exception to this is R F Bennett who, due to his pending retirement, has been awarded 36,308 Shares under the existing Bonus Matching Plan.

Under the Bonus Matching Plan, 'Matched Shares' have been transferred by Carey Trustees Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) and registered in the name of R F Bennett. Subject to the rules of the Bonus Matching Plan, these "Matched Shares" vest in three years time.

Following the above transactions, the Directors/PDMRs retain the following interests in Shares of the Company:

Director	Total Share Interest following Notification	% Share Capital
A J Applegarth	359,185	0.085%
D F Baker	231,077	0.055%
R F Bennett	267,380	0.063%
K M Currie	156,902	0.037%
A M Kuipers	165,855	0.039%
PDMR		
R J Barclay	137,297	0.033%
K R Barry	99,325	0.024%

C B Brayson	54,896	0.013%
C J Flinn	83,208	0.020%
B Giles	33,160	0.008%
D A Jones	89,131	0.021%
N P Mushens	75,965	0.018%
J M Pattinson	33,299	0.008%
M G Robson	26,389	0.006%
L J Sewell	31,817	0.008%
M Smith	60,024	0.014%
C Taylor	96,952	0.023%
A M Thompson	84,376	0.020%
I Wallace	93,247	0.022%
P J Wallace	26,128	0.006%

In addition, the above Directors/PDMRs are deemed for Companies Act purposes to be interested in all the Shares held by the Northern Rock Employee Trust. Following these transactions referred to above the Trust holds a total of 6,893,321 Shares, representing 1.64% of the Company's issued share capital.

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules DTR 3.1.2 to DTR 3.1.4 and is also deemed to be disclosure made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 where appropriate.

END

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	11:51 16-Mar-07
Number	1110T

RNS Number:1110T
Northern Rock PLC
16 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

   Northern Rock plc

2. Reason for the notification (please state Yes/No):

   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

   Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3.) (iv):

   ....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

   N/A

6. Date on which issuer notified:

   N/A

7. Threshold(s) that is/are crossed or reached:

   N/A

8. Notified details:

   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary 25p Shares 0145279	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary 25p Shares 0145279	20,091,717	20,091,717	3,280,784	4.770	0.779

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
22,372,501	5.549

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Philip Mason

15. Contact telephone number:

01444 418127

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	11:11 23-Feb-07
Number	7679R

northern rock

RNS Number:7679R
Northern Rock PLC
23 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to Which voting rights are attached(ii):

   Northern Rock plc

2. Reason for the notification (please state Yes/No): ( )

   See additional information.

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : AMENDMENT (   )

3. Full name of person(s) subject to the notification obligation (iii):

   Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

   N/A

5. Date of the transaction (and date on which the threshold is crossed or reached(v):

   N/A

6. Date on which issuer notified:

   22 February 2007

7. Threshold(s) that is/are crossed or reached:

   Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using   Situation previous to the Triggering

the ISIN CODE	transaction (vi) Number of shares	Number of votin Rights (viii)
GBP Ordinary 0.25	16,344,183 (Under S-198 on 26/11/04)	3.88%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GBP Ordinary 0.25	14,786,124	14,786,124		3.51%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,786,124	3.51%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

   Legal & General Group Plc (Direct and Indirect) (Group)

   Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

   Legal & General Investment Management Limited (Indirect) (LGIM)

   Legal & General Group Plc (Direct) (L&G) (14,786,124 - 3.51% = LGAS,LGPL & PMC

   Legal & General Investment Management (Holdings) Limited (Direct)(LGIMHD)

   Legal & General Insurance Holdings Limited (Direct) (LGIH)

   Legal & General Assurance (Pensions Management) Limited (PMC)

   Legal & General Assurance Society Limited (LGAS & LGPL)

   Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

    N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 421,226,000
First notification under DTF Sourcebook

14. Contact name:

Helen Lewis

15. Contact telephone number:

020 7528 6742

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	10:19 12-Feb-07
Number	0816R

RNS Number:0816R
Northern Rock PLC
12 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Northern Rock plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Morgan Stanley Securities Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

7 February 2007

6. Date on which issuer notified:

9 February 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB0001452795	13,336,256	13,336,256

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB0001452795				Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Gemma Ozbeck

15. Contact telephone number:

0207 6772449

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:41 07-Feb-07
Number	8858Q

RNS Number:8858Q
Northern Rock PLC
07 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

   Northern Rock plc

2. Reason for the notification (please state Yes/No): ( )

   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (

3. Full name of person(s) subject to the notification obligation (iii):

   Morgan Stanley Securities Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

   ....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

   2 February 2007

6. Date on which issuer notified:

   7 February 2007

7. Threshold(s) that is/are crossed or reached:

   4%

8. Notified details:

   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB0001452795	18,272,392	18,272,392

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB0001452795	13,336,256	13,336,256		3.16%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that m be acquired if the instrument exercised/ converted.
Long call option	16/3/2007	N/A	30,000
Long call option	16/3/2007	N/A	22,000
Short put option	16/3/2007	N/A	500,000

Total (A+B)

Number of voting rights	% of voting rights
13,888,256	3.29%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

   N/A

   Proxy Voting:

10. Name of the proxy holder:

    N/A

11. Number of voting rights proxy holder will cease to hold:

    N/A

12. Date on which proxy holder will cease to hold voting rights:

    N/A

13. Additional information:

    N/A

14. Contact name:

Julia Holden

15. Contact telephone number:

0207 6775468

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:34 07-Feb-07
Number	8844Q

northern rock

RNS Number:8844Q
Northern Rock PLC
07 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

   Northern Rock plc

2. Reason for the notification (please state Yes/No): ( )

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : AMENDMENT (Yes)

3. Full name of person(s) subject to the notification obligation (iii):

   Morgan Stanley Securities Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

   ....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

   1 February 2007

6. Date on which issuer notified:

   7 February 2007

7. Threshold(s) that is/are crossed or reached:

   4%

8. Notified details:

   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB0001452795	Below 3%	Below 3%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB0001452795	18,272,392	18,272,392		4.33%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii) (xiv)	Exercise/ Conversion Period/ Date	Number of voting rights that be acquired if the instrumen exercised/ converted.
Long call option	16/3/2007	N/A	30,000
Long call option	16/3/2007	N/A	22,000
Short put option	16/3/2007	N/A	500,000

Total (A+B)

Number of voting rights	% of voting rights
18,824,392	4.46%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

   N/A

   Proxy Voting:

10. Name of the proxy holder:

    N/A

11. Number of voting rights proxy holder will cease to hold:

    N/A

12. Date on which proxy holder will cease to hold voting rights:

    N/A

13. Additional information:

    N/A

14. Contact name:

Julia Holden

15. Contact telephone number:

0207 6775468

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:30 06-Feb-07
Number	8061Q

RNS Number:8061Q
Northern Rock PLC
06 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

   Northern Rock plc

2. Reason for the notification (please state Yes/No): ( )

   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

   Morgan Stanley Securities Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

   ....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

   1 February 2007

6. Date on which issuer notified:

   5 February 2007

7. Threshold(s) that is/are crossed or reached:

   4%

8. Notified details:

   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB0001452795	Below 3%	Below 3%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB0001452795	18,272,392	18,272,392		4.33%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
18,272,392	4.33%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

   N/A

Proxy Voting:

10. Name of the proxy holder:

    N/A

11. Number of voting rights proxy holder will cease to hold:

    N/A

12. Date on which proxy holder will cease to hold voting rights:

    N/A

13. Additional information:

    N/A

14. Contact name:

    Julia Holden

15. Contact telephone number:

0207 6775468

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	10:35 05-Feb-07
Number	7022Q

RNS Number:7022Q
Northern Rock PLC
05 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

   Northern Rock plc

2. Reason for the notification (please state Yes/No): ( )

   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

   Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3.) (iv):

   ....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

   31 January 2007

6. Date on which issuer notified:

   2 February 2007

7. Threshold(s) that is/are crossed or reached:

   Integer Change

8. Notified details:

   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering tr. Number of shares	Number of voting Ri· (viii)
Ordinary 25p Shares 0145279	26,073,445	26,073,445

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary 25p Shares 0145279	21,259,288	21,259,288	3,367,815	5.047	0.80

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voti: righ

Total (A+B)

Number of voting rights	% of voting rights
24,627,103	5.847

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Andrew Georgeson

15. Contact telephone number:

01444 418127

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:11 26-Jan-07
Number	2237Q

RNS Number:2237Q
Northern Rock PLC
26 January 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

   Northern Rock plc

2. Reason for the notification (please state Yes/No): ( )

   An acquisition or disposal of voting rights: (Yes)
   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )
   An event changing the breakdown of voting rights: ( )
   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

   Aviva plc and its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

   BNY Norwich Union Nominees Limited 2,748,725*
   Chase GA Group Nominees 5,586,866*
   Chase Nominees Limited 433,915*
   CUIM Nominee Limited 2,077,741*
   Vidacos Nominees Limited 29,148*

   * denotes direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

   24 January 2007

6. Date on which issuer notified:

   26 January 2007

7. Threshold(s) that is/are crossed or reached:

   3% to 2% Change at Direct Interest Level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transactio	
	Number of shares	Number of voting rights
Ordinary Shares GB0001452795	13,460,735	13,460,735

Resulting situation after the triggering transaction (vii)

Class/type of shares
if possible using
the ISIN CODE

Class/Type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)	
	Direct	Direct*	Indirect
Ordinary Shares GB0001452795	10,876,395	10,876,395	Not Disclosable

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.
			N/A

Total (A+B) Number of voting rights	% of voting rights
10,876,395	2.58%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Figures are based on a total number of voting rights of 421,226,000

14. Contact name:

Neil Whittaker

15. Contact telephone number:

01603 684420

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:51 23-Jan-07
Number	0159Q

northern rock

RNS Number:0159Q
Northern Rock PLC
23 January 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

   Northern Rock plc

2. Reason for the notification (please state Yes/No): ( )

   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

   Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3.) (iv):

   ....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

   22 January 2007

6. Date on which issuer notified:

   23 January 2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transa	
	Number of shares	Number of voting Right

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using ISIN CODE	Number of shares	Number of voting rights (ix)	
	Direct	Direct (x)	Indirect(ix)
Ordinary 25p Shares 0145279	25,129,690	26,209,648	3,400,718

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial	Expiration Date (xiii)	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exerci converted.

Total (A+B)

Number of voting rights	% of voting rights
26,209,648	6.222

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Philip Mason

15. Contact telephone number:

01444 418127

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:32 23-Jan-07
Number	0126Q

RNS Number:0126Q
Northern Rock PLC
23 January 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

   Northern Rock plc

2. Reason for the notification (please state Yes): ( )

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (Initial Disclosure)

3. Full name of person(s) subject to the notification obligation (iii):

   Baillie Gifford & Co

4. Full name of shareholder(s) (if different from 3.) (iv):

   ....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

   19 January 2007

6. Date on which issuer notified:

   22 January 2007

7. Threshold(s) that is/are crossed or reached:

   5%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)

Resulting situation after the triggering transaction (vii)

Class/type of shares using the ISIN CODE	Number of shares	Number of voting rights		% of
	Direct	Direct (x)	Indirect (xi)	Dir
Ordinary Shares GB0001452795			29125136	

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that m be acquired if the instrument exercised/ converted.
N/A			

Total (A+B)

Number of voting rights	% of voting rights
29125136	6.91

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

In the narrative below, the figures in ( ) indicate the amount of voting right and the percentage held by each controlled undertaking where relevant.

Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Overseas Limite (1107036; 0.3%) is also a discretionary investment manager.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Life Limited (6114273; 1.5%) is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Its wholly-owned indirect (via Baillie Gifford Life Limited) subsidiary undertaking Baillie Gifford & Co Limited (803385; 0.2%) is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionar investment management role to Baillie Gifford & Co.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Mike Donlevy

15. Contact telephone number:

0131 2752650

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:03 15-Jan-07
Number	5402P

RNS Number:5402P
Northern Rock PLC
15 January 2007

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 12 January 2007, that as at 11 January 2007, Banc of America through the legal entities advised below, to the Company, has a notifiable interest in 13,091,465 ordinary 25p shares of the Company representing 3.1% of the issued share capital of the Company.

These shares are registered as follows:

Columbia Acorn Fund 2,850,000 shares
Columbia Acorn International Fund 1,850,000 shares
Columbia Acorn International Select Fund 215,000 shares
RiverSource International Aggressive Growth Fund 90,000 shares
Wanger International Select Fund 85,000 shares
Wanger International Small Cap Advisor 600,000 shares
Fairfax County Employee Retirement Fund 40,000 shares
Marsico Capital Management, LLC 7,361,465 shares

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Company	Northern Rock PLC
TIDM	NRK
Headline	Notice of AGM
Released	12:39 15-Mar-07
Number	0326T

northern rock

RNS Number:0326T
Northern Rock PLC
15 March 2007

NORTHERN ROCK PLC

NOTICE OF ANNUAL GENERAL MEETING, SEPARATE GENERAL MEETING OF THE HOLDERS OF ORDINARY SHARES AND ANCILLARY DOCUMENTS

Copies of the following documents have been submitted to the UK Listing Authority:

Notice of Annual General Meeting and Separate General Meeting of the holders of ordinary shares 2007 (including Circular letter) - enclosed.

Annual Report & Accounts 2006 - enclosed.

Summary Annual Report 2006 - enclosed

Proxy Form - enclosed

These will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

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Company	Northern Rock PLC
TIDM	NRK
Headline	Preliminary Results
Released	07:00 24-Jan-07
Number	0185Q

northern rock

RNS Number:0185Q
Northern Rock PLC
24 January 2007

NORTHERN ROCK PLC

PRELIMINARY RESULTS

YEAR ENDED 31 DECEMBER 2006

Page 2

THIS PAGE LEFT INTENTIONALLY BLANK

Page 3

NORTHERN ROCK GROUP ANNUAL RESULTS

24 January 2007

Northern Rock plc today issued its Preliminary Results for the year ended 31 December 2006.

HIGHLIGHTS

Operating Performance

- Record gross lending of £33.0 billion - an increase of 22.7%, with record net lending of £16.6 billion - an increase of 14.2%.
- Share of UK gross mortgage lending of 8.3%, with share of redemptions of 5.9% - generating a net market share of 13.4%. Closing share of stock of UK mortgages of 7.1%.
- Total underlying assets of £100.5 billion - an increase of 23.9% from December 2005. Risk weighted assets increased by 17.2%.
- Credit quality remained robust throughout the year. 0.42% (31 December 2005 - 0.39%) of mortgage accounts 3 months or more in arrears - under half of industry average.
- Well balanced funding mix with strong retail savings net intake of £2.5 billion, four successful mortgage backed securitisation issues, raising ne

£10.5 billion, covered bond net intake of £2.7 billion and net non-retail funding of £2.9 billion.

Profits

- Statutory Profit Before Tax of £626.7 million up by 26.8% compared with 2005. Statutory Profit Attributable to Shareholders of £394.5 million, up by 31.2%.
- Underlying Profit Before Tax of £587.7 million up by 16.5% compared with 2005. Underlying Profit Attributable to Shareholders of £367.0 million, up by 19.1%.

Costs

- Statutory Cost to Income ratio improved to 27.3% (from 30.2% in 2005). Underlying Cost to Income ratio improved to 28.4% (from 29.8% in 2005).
- Cost to Asset ratio improved to 0.31% (from 0.34% in 2005).

Shareholder Value

- Statutory Return on Equity of 23.5% and 21.9% on an underlying basis. Strategic target range increased to 20% - 25%.
- Statutory EPS of 94.6p - an increase of 30.5%. Underlying EPS of 88.1p - an increase of 18.6%.
- Final dividend per share of 25.3p - giving a total dividend per share of 36.2p, an increase of 20.3%.
- Our IRB application under Basle II is progressing well and it is anticipated that the approval process will be completed during the first half of 2007.

Social Responsibility

- The Northern Rock Foundation - supporting charitable causes - to receive £31.4 million, making a total of £175 million since flotation in 1997.

Adam J Applegarth, Chief Executive, said:

"Underlying Attributable Profit grew by 19.1% to £367.0 million, tangible evidence that our profit performance is moving to the centre of our strategic underlying target growth of 20% + / - 5%. Our likely future profit profile and the implementation of Basle II means that our strategic target for Return on Equity is increased to 20 - 25%.

We have low levels of arrears, strong credit risk management and a low risk balance sheet. We do not expect to see a significant deterioration in overall credit quality going forward, given the current economic environment.

Our capital ratios remain strong, enhanced by the issue of £400 million preference shares and we remain well positioned to begin to take advantage of the introduction of Basle II during 2007. We have started to reflect the likely Basle II outcome by increasing dividend growth ahead of underlying profit growth. The proposed total dividend for 2006 amounts to 36.2p an increase of 20.3% over the 2005 total dividend. This reflects our confidence that Northern Rock's business model remains extremely robust and continues to deliver growth in shareholder value."

NORTHERN ROCK GROUP ANNUAL RESULTS

OPERATIONAL REVIEW

Introduction

Following the introduction of International Financial Reporting Standards (IFRS), the balance sheet and income statement are subject to a certain amount of volatility. This particularly arises from accounting for hedges which although economically effective are deemed under IFRS rules to be ineffective. In addition, volatility arises from fair value movements on derivatives taken out to minimise risk in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in the review of financial and operating results to enable underlying performance to be separately identified. Underlying total assets also exclude the fair value of derivative instruments due to volatility in such values.

Overview

Underlying Profit Attributable to Shareholders rose by 19.1% compared with 2005 - in line with our stated objective of growth in underlying Profit Attributable to Shareholders moving to the centre of our strategic target range. Underlying Return on Equity at 21.9% means that this metric has remained well within our strategic target range for the last 6 years. Given the likely future profit profile and Basle II's implementation, the Return on Equity target range is lifted to 20% - 25%.

At 31 December 2006, our statutory and underlying assets exceeded £100 billion. The growth in underlying assets in 2006 was 23.9% (2005 - 24.9%) consistent with our medium term aim of achieving asset growth towards the middle of the strategic range of 20% + / - 5%.

Estimated gross residential lending market share at 8.3% for the full year reflected a stronger second half performance, with an 8.7% share compared with 7.8% in the first half. Our estimated market share of redemptions at 5.9% remained well below our estimated closing share of UK mortgage balances of 7.1% resulting in an estimated share of the UK's net residential lending of 13.4% for the year. Our estimated net lending share of 14.5% in the second half was also higher than the 12.2% achieved in the first half. These statistics confirm our ability to achieve balance sheet growth targets in a competitive mortgage market without having to significantly increase our market share of gross lending. They also reflect the growing success of our customer retention proposition. Commercial lending and standalone personal unsecured lending grew more slowly reflecting our low appetite for risk. Asset quality also remained robust across all loan portfolios.

All of our funding arms performed well during 2006, with improvements in pricing for issues from both our securitisation and covered bond programmes. Following the second Whinstone transaction (with its transference of residual risk from within the Granite securitisation programme) in the first half of the year our senior unsecured credit rating was increased to A+ by Standard & Poor's in August 2006.

Lending

During 2006 Northern Rock again achieved record levels of total lending. Total gross lending was £32,989 million, an increase of 22.7% (2005 - £26,879 million), with total net lending of £16,621 million, an increase of 14.2% (2005 - £14,555 million). Prospects for 2007 are good, with a total opening pipeline of £6,230 million (1 January 2006 - £5,300 million) including a residential lending pipeline of £5,815 million (1 January 2006 - £4,779 million), an increase of 21.7%.

The composition of our lending portfolios has continued to be low risk. At 31 December 2006, 90% of our loans to customers were residential secured loans (31 December 2005 - 90%), 2% commercial

Lending (continued)

secured loans (31 December 2005 - 2%) and 8% (31 December 2005 - 8%) within our personal unsecured portfolios. This mix is not expected to change significantly going forward.

An analysis of new lending by portfolio is set out in the following table:

£ millions	Residential	Commercial	Unsecured	Total
2006				
Gross	28,972	423	3,594	32,989
Net	15,090	40	1,491	16,621
Closing balances	77,292	1,560	7,277	86,129
2005				
Gross	23,618	408	2,853	26,879
Net	13,350	5	1,200	14,555
Closing balances	62,257	1,523	5,789	69,569

Note: Gross and net lending represents net cashflows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

Residential - UK market

The UK residential lending market remained buoyant throughout 2006 resulting in estimated gross lending for the year of £346 billion, an increase of 20% over the £288 billion seen in 2005. Gross lending associated with house moving represented around 60% of lending with 40% driven by remortgage activity. Remortgage activity reflects increased market liquidity following the removal of overhanging early repayment charges. Estimated UK residential net lending in 2006 at £110.4 billion represented an increase of 21% (2005 - £91.3 billion) supported by higher levels of house moving and average house price inflation of around 10%.

The buy to let market continues to be strong, representing approximately 10% of UK gross residential lending. This market will continue to be supported by demand, particularly from pre first time buyers, for student accommodation and from migrant workers.

We expect gross lending in 2007 to be a little higher than 2006, with house price inflation broadly in line with increases in earnings. Lending volumes will continue to be supported by favourable economic conditions, healthy volumes of housing transactions, buy to let and continued remortgage business. These conditions will provide a substantial and robust gross lending market for us to be able to achieve our lending targets.

Residential - Northern Rock performance

We achieved gross residential lending of £28,972 million (2005 - £23,618 million) and net residential lending of £15,090 million (2005 - £13,350 million), representing increases of 22.7% and 13.0% respectively. The following table sets out our market share statistics for each of the last four years:

Residential lending market shares	2003 FY	2004 FY	2005 FY	2006 H1	2006 H2 (estimated)	2006 FY (estimated)
Gross lending	5.4%	6.8%	8.1%	7.8%	8.7%	8.3%
Redemptions	4.1%	4.5%	5.1%	5.9%	5.9%	5.9%
Net lending	7.7%	11.2%	14.5%	12.2%	14.5%	13.4%
Closing balances	4.8%	5.5%	6.4%	6.7%	7.1%	7.1%

Lending (continued)

The table above shows the success at growing gross market share and containing levels of redemptions through our customer retention process and fair and transparent policy of allowing existing customers, subject to their contractual terms, to transfer their loan to any product available to new borrowers. Our approach to customer retention, which is unique amongst the major volume mortgage lenders, means that we do not need to significantly grow our gross lending volume from new customers to achieve our stated asset growth targets. We intend to impro our retention performance in respect of home movers both for direct business and through intermediaries.

Our distribution network continues to evolve as our business grows. In 2006, 89% of our mortgage business was sourced via the intermediary market (2005 - 90%) with 90% of this business being conducted on-line by the end of the year, benefiting service levels and operational efficiency. We will continue to develop our on-line facilities and intend to roll out e-commerce options for direct and product transfer customers during 2007.

We will continue to strengthen our key account relationships with major intermediary groups as well as opening up opportunities with new intermediaries. At the same time we intend to increase our branch sales network to up to 100 branches over the next 3 to 4 years, with new branches in major centres of population. We will also continue to invest in our Northern Rock Direct telephone operation to enhance our direct lending activities.

We offer customers a wide range of innovative and attractive products comprising lifestyle products and traditional price-led products with a planned mix of approximately 40% and 60% of new lending respectively. Most of our products have inbuilt flexibility giving customers the opportunity to overpay, make redraws and subject to advance agreement and after a qualifying period, take payment holidays provided that their account is fully up to date.

Our lifestyle products, which are margin enhancing, comprise our "together" family of products, Lifetime and residential Buy to Let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment. Our Lifetime range is aimed at homeowners aged 60 and over who wish to utilise equity in their homes to enhance their lifestyle. Residential Buy to Let lending is focussed on lending to small portfolio borrowers rather than single applicant landlords. An analysis of lifestyle lending is set out in the following table:

Lifestyle lending	Together	Lifetime	Buy to Let	Total
2006				
% share of new lending	31.4%	0.9%	7.3%	39.6%
% share of closing balances	23.4%	2.7%	5.7%	31.8%
2005				
% share of new lending	28.7%	1.4%	7.1%	37.2%
% share of closing balances	20.6%	3.0%	4.9%	28.5%

Of our traditional price-led mortgage products, fixed rate mortgages remained the most popular with 33.0% (2005 - 25.3%) of total new lending accounted for by short term fixed rate products up to two years, and 22.5% (2005 - 28.8%) by longer term fixes, normally up to five years. The increased demand for short term fixed rate products reflected customer demand for protection against anticipated increases in interest rates.

Overall, the profile of our new lending has remained low risk despite strong growth in volumes. Lending to first time buyers remained stable as a proportion of new lending at 24% (2005 - 24%), a

Lending (continued)

reduction from the first half at 27%, as we adjusted our risk appetite. 76% (2005 - 76%) of new customers continued to have a proven mortgage payment track record. Consistent with this trend, the average Loan to Value ratio ("LTV") of new lending in 2006 has remained the same as in 2005 at 78%. New lending at or below 90% LTV improved to 78% (2005 - 70%) of completions. The average indexed LTV of our mortgage book is now 60% (31 December 2005 - 58%) which continues to provide strong cover in the event of default. In line with house price increases, our exposure to large loans has increased with 5.1% of new loans by value over £500,000 (2005 - 3.4%). The credit risk on this lending remained excellent with such loans attracting an average LTV of only 73%. New lending continued to be geographically spread across the UK in line with the demographics of the populati

As announced at the Interim Results, we will very soon be launching mortgage products for the near prime, sub prime and self certified markets on behalf of Lehman Brothers. We will not take any credit risk nor will we administer the loans post completion, but will earn fee income for their origination. By offering such products we will complement our existing product portfolio and gain access to mortgage intermediaries with whom we currently have no relationship, thereby expanding our distribution network.

Unsecured

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. An analysis of lending volumes on the separate elements of our unsecured portfolios is shown in the following table:

£ millions	Standalone Unsecured	Together Unsecured	Total
2006			
Gross	2,332	1,262	3,594
Net	782	709	1,491
Closing balances	4,221	3,056	7,277
2005			
Gross	1,970	883	2,853
Net	744	456	1,200
Closing balances	3,408	2,381	5,789

The growth in standalone unsecured gross lending has slowed in line with the number of borrowers who satisfy our credit score and our risk appetite. Net lending has stabilised as the portfolio matures and redemptions and repayments naturally increase.

Volumes of new "together" unsecured lending have increased broadly in line with the growth of "together" mortgage lending with the unsecured element remaining around 13% of combined "together" advances.

Commercial

Competition in the commercial secured lending market remained strong throughout 2006, with certain lenders being particularly aggressive on price and LTV levels at which they are prepared to lend. Both gross and net lending within our commercial lending portfolio remained constrained as a result of maintaining our emphasis on quality rather than volume of lending. Gross lending in the year amounted to £423 million (2005 - £408 million) with net lending of £40 million (2005 - £5 million).

Included within advances secured on residential property are £1.0 billion (2005 - £0.8 billion) of loans secured on commercial Buy to Let portfolios, which are managed within our commercial lending operation.

Arrears and Possessions

The arrears position of each of our main personal lending portfolios based upon numbers of accounts three months or more in arrears is set out in the table below. Comparison with the half year position is provided to demonstrate the continued strong credit performance of our loans.

	Residential	Together Secured	Standalone Unsecured	Together Unsecured	CML Residential Average
31 December 2006	0.42%	0.84%	1.09%	0.85%	n/a
30 June 2006	0.45%	0.95%	1.08%	0.97%	0.96%
31 December 2005	0.39%	0.84%	0.98%	0.84%	0.97%

Note: CML Residential Average arrears shown at 30 June 2006 and 31 December 2005. Data at 31 December 2006 not yet available.
Source: Council of Mortgage Lenders.

Residential accounts three months or more in arrears at 0.42% remained well below half the CML residential average of 0.96% at 30 June 2006 (31 December 2005 - 0.97%) and below the equivalent figure of 0.45% at the half year. The "together" secured three months plus arrears have improved during the second half to be 0.84% at the year end from 0.95% at the half year (31 December 2005 - 0.84%) and remain below the CML average for residential lending. Residential Buy to Let arrears on the same basis were 0.53% (31 December 2005 - 0.39%) compared with the CML residential buy to let average at 30 June 2006 of 0.73%, confirming the quality of this portfolio.

At 31 December 2006, properties in possession held were 662, representing 0.09% of all accounts compared with 628 (0.09%) at the half year and 576 (0.09%) at the end of 2005. This increase is in line with our policy of rapid movement towards recovery where it is clear the borrower is unwilling to maintain payments and where we have higher risk.

Standalone personal unsecured loan arrears remain significantly better than industry average, due to our policy of attracting high quality lending and use of our bespoke scorecard to avoid lower quality lending. At 31 December 2006, three months plus arrears were 1.09%, reflecting our strong credit arrears management and tightening of our application score cut offs. This should reduce our exposure to risk of loss from over indebted customers and customers with a propensity to resort to IVA orders and personal bankruptcy. Together unsecured arrears have improved along with "together" secured arrears to 0.85% from 0.97% at the half year.

At 31 December 2006, only 7 of our total commercial loans (0.31% of accounts) with balances outstanding of £20.5 million were three months or more in arrears compared with 10 accounts (0.42%) with outstanding balances of £5.8 million at 31 December 2005.

Funding

Northern Rock has four distinct funding arms enabling it to attract funds from a wide range of customers and counterparties on a global basis. In recognition of our broad and innovative access to a cost effective and diverse capital markets investor base, Northern Rock was awarded the prestigious International Financing Review's 2006 Financial Institution Group Borrower of the Year award.

NORTHERN ROCK GROUP ANNUAL RESULTS

Funding (continued)

Flows of new funding and closing balances are shown in the following table:

£ millions	Retail	Non-Retail	Securitisation	Covered Bonds
2006				
Net flow	2,527	2,876	10,628	2,733
Closing balances	22,631	24,240	40,226	6,202
2005				
Net flow	2,809	2,317	8,831	2,378
Closing balances	20,104	22,253	31,156	3,830

Note: Net flow represents net cashflows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

Retail

Retail funding comprised a net inflow of funds of £2.5 billion, including interest credited of £577 million. This builds on the successful funding in 2005, again demonstrating the strength and diversity of our retail franchise.

Funding during the year was largely into our Silver Savings accounts, which are available on-line, via post and through our branch network, Fixed Rate bonds and our Irish based accounts. Balances in our Ireland operation rose to £1,520 million (31 December 2005 - £1,026 million), with £2,094 million (31 December 2005 - £1,940 million) in our Guernsey based off-shore subsidiary. We will be launching our new retail funding operation in Denmark next month, supplementing our diverse retail franchise.

Non-Retail

Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base. Following substantial inflows from securitisation during the first half, we repaid net £2.3 billion, mainly short term funds. In the second half we raised a net £5.2 billion, leading to a full year net funding of £2.9 billion.

During the year, we raised £3.2 billion medium term wholesale funds from a variety of globally spread sources, with specific emphasis on the US, Europe, Asia and Australia. This included two transactions sold to domestic US investors totalling US$3.5 billion. In January 2007, we have raised a further US$2.0 billion under our US MTN programme.

Key developments during 2006 included the establishment of an Australian debt programme, raising A$1.2 billion from our inaugural issue. This transaction was the largest debut deal in that market for a single A rated financial institution targeted at both domestic Australian investors and the Far East.

In August 2006, our long term credit rating with Standard & Poor's was increased one notch to A+, supported by our £400 million preference share issue and a second Whinstone transaction (see below). Our current credit ratings are set out in the following table:

	Standard & Poor's	Moody's	FitchIBCA
Short term	A1	P-1	F1
Long term	A+	A1	A+

Securitisation
Funding through securitisation has remained an important part of Northern Rock's funding strategy. During 2006, four residential mortgage-backed issues were completed raising £17.8 billion gross (£10.5 billion net) through our Granite vehicles. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our non-securitised mortgages. We continue to diversify our investor base aided by comprehensive global investor roadshows. The Granite issuances continue to price at lower spreads than earlier deals and significantly below maturing older deals.

In 2007 to date, we have completed a £6.1 billion residential mortgage-backed securitisation issue, which was heavily oversubscribed.

At 31 December 2006 securitised notes amounted to £40.2 billion (31 December 2005 - £31.2 billion), representing 43% (31 December 2005 - 40%) of our total funding portfolios. This proportion is expected to stay broadly stable going forward.

Covered Bonds
In 2006 we increased the size of our covered bond programme established in 2004 to €20 billion and raised €4 billion (£2.7 billion) from two benchmark issues. Covered bonds continue to provide further diversification of our investor base while at the same time lengthening the maturity profile of our funding. We have issued covered bonds in a range of maturities from 5 to 15 years with a current weighted average maturity of 7.1 years. The covered bonds are secured by a pool of ring-fenced residential mortgages. The credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitisation transactions (Graphite) providing further capital benefits.

Assets

At 31 December 2006, total assets on a statutory and an underlying basis (excluding fair value adjustments) exceeded £100 billion for the first time. Total assets on a statutory and underlying basis are set out in the following table:

£ millions	31 December 2006	31 December 2005
Statutory	101,011	82,709
Underlying	100,468	81,057

On an underlying basis, total assets were 23.9% higher than at the previous year end and on a statutory basis have increased by 22.1%.

Total Income and Margins

The tables below show net interest income and total income on a statutory and underlying basis (see notes 4 and 5). The underlying basis excludes volatile hedge ineffectiveness as management considers that our hedging is economically effective and that movements in fair value on individual hedges and underlying instruments will offset over time and do not form part of operational performance.

Total Income and Margins (continued)

£ millions	Statutory 2006	Underlying 2006	Statutory 2005	Underlying 2005

Net interest income	849.1	823.0	752.3	706.8
Other income	152.8	152.8	129.0	129.0
Hedge ineffectiveness	14.9		(56.4)	
Total income	1,016.8	975.8	824.9	835.8

On a statutory basis, total income in 2006 amounted to £1,016.8 million, representing an increase of 23.3% over statutory total income in 2005. On this basis the ratio of total income to mean total assets at 1.11% compares with the 2005 ratio of 1.12%. Total income as a proportion of mean risk weighted assets at 3.56% compares with the 2005 ratio of 3.34%.

On an underlying basis total income in 2006 amounted to £975.8 million, representing an increase of 16.8% over underlying total income in 2005. On this basis, the ratio of total income to underlying mean total assets at 1.08% compares with the 2005 ratio of 1.15%. Total income as a proportion of mean risk weighted assets at 3.42% compares with the 2005 ratio of 3.41%.

Statutory interest margin at 0.96% and statutory interest spread 0.80% compares with the 2005 ratios of 1.03% and 0.87% respectively.

On an underlying basis net interest margin was 0.93% and net interest spread 0.77%, compared with 0.97% and 0.81% in 2005. The majority of this reduction was seen in the first half of 2006 when margin and spread were 0.89% and 0.75%. During 2006, 3 month Libor was on average 21bps higher than Bank Base Rate with the gap 14bps in the first half increasing to 28 bps in the second half, which together with the additional costs in 2006 of the Whinstone transactions resulted in a negative drag on net interest income. These negative effects were partially offset by the benefit of funding received from the issue of preference shares in 2006 (with no offsetting interest expense) and gains realised on available for sale assets. Excluding these effects, retail spreads on our core business remained relatively stable during 2006.

Other income primarily comprises commissions and administration fees. Commissions are generated on sales of third party products such as building and contents and payment protection insurance. Administration fees are those fees not included within interest margin. Other income also includes a charge in respect of a provision of £15 million which was absorbed by the additional gains realised on available for sale assets in total income. This provision has been made in relation to compensation in respect of Mortgage Exit Administration Fees charged over and above original contractual amounts. These fees are currently subject to an industry wide review by the FSA.

Operating Expenses

Total operating expenses amounted to £277.5 million, representing an increase of 11.3% (2005 - £249.4 million). This increase is below the minimum of the target range for cost growth of one half to two thirds of underlying asset growth (ie 12.0% given the increase in underlying assets of 23.9% over the year) and well below the rise in underlying total income of 16.8%. This resulted in a Cost to Asset ratio of 0.31% (2005 - 0.34%) and an underlying Cost to Income ratio of 28.4% (2005 - 29.8%).

We expect to see continued improvements in cost ratios in 2007 whilst maintaining our investment particularly in premises, to provide capacity and in systems to drive further efficiency gains in our operations.

Social Responsibility - The Northern Rock Foundation

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes in the North East of England and Cumbria. The covenant from 2006 profits

amounts to £31.4 million (2005 - £24.7 million), resulting in approximately £175 million having been donated since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

Loan Loss Impairment

The 2006 charge for loan loss impairment amounted to £81.2 million (2005 - £56.6 million) representing 0.10% of mean advances to customers (2005 - 0.09%). As anticipated at the time of the interim results the second half charge of £36.7 million remained below the first half charge of £44.5 million.

Loan loss impairment provisions and coverage at the year end are set out in the following table:

	Residential	Commercial	Unsecured	Total
2006				
Impairment provision £m	26.2	7.4	92.4	126.0
% share of closing balances	0.03%	0.47%	1.25%	0.15%
2005				
Impairment provision £m	32.5	4.7	87.1	124.3
% share of closing balances	0.05%	0.31%	1.48%	0.18%

The combination of high quality lending, low interest rates, low arrears and low average LTV of the portfolio have continued to contain the levels of loan loss impairment provisions required for residential mortgages. Provisions for the commercial secured lending portfolio are consistent with portfolio performance and economic conditions for this sector.

The growth in loan loss impairment provision balances against our personal unsecured credit portfolios reflects growth in balances and the maturing nature of the portfolios, as well as the quality of the loan books. As a result, total loan loss impairment provision balances for these portfolios were £92.4 million (31 December 2005 - £87.1 million) with total cover of 1.25% (31 December 2005 - 1.48%).

Taxation

The effective tax rate in 2006 was 29.3% (2005 - 29.3%). We continue to anticipate, with a corporation tax rate of 30% that the ongoing effective tax rate will trend towards 30.0% in the next few years.

Profits and EPS

Details of Profit Before Tax, Profit Attributable to Shareholders and Earnings per Share on statutory and underlying bases are set out in the following table:

	Statutory 2006	Underlying 2006	Statutory 2005	Underlying 2005
PBT £m	626.7	587.7	494.2	504.6
Attributable profit £m	394.5	367.0	300.7	308.1
EPS p/share	94.6	88.1	72.5	74.3

The reconciliation between statutory and underlying results is set out in note 2 (page 24).

Profits and EPS (continued)

Statutory 2006 Profit Before Tax of £626.7 million represents an increase of 26.8% over 2005 statutory Profit Before Tax, with statutory Attributable Profit rising by 31.2% to £394.5 million.

Underlying 2006 Profit Before Tax of £587.7 million represents an increase of 16.5% over 2005 underlying Profit Before Tax, with underlying Attributable Profit rising by 19.1% to £367.0 million.

Return on Equity for 2006 was 23.5% on a statutory basis and 21.9% on an underlying basis compared with 19.3% and 20.8% on an equivalent basis in 2005.

Whinstone Transactions

In November 2005, Northern Rock completed its first Whinstone transaction amounting to £423 million. This transferred around 80% of the reserve fund risk relating to pre 2005 Granite residential mortgage securitisations to third party investors, therefore reducing the potential exposure to downturn credit risk. In June 2006, a second transaction was completed amounting to £169 million relating to the 2005 and the first 2006 Granite residential mortgage securitisations. At 31 December 2006, the balance outstanding on the Whinstone transactions included within securitised notes amounted to £551 million.

The transactions reduce the level of core capital required under credit rating assessments of required capital as well as the regulatory capital deduction in respect of the reserve funds, thereby enhancing capital efficiency and more closely aligning regulatory and credit rating capital. By retaining a small portion of the first loss, Northern Rock continues to align the interests of securitisation investors and the Company and demonstrates its confidence in the credit performance of the mortgage portfolio.

The additional interest cost of the Whinstone transactions will be largely offset by savings in appropriations due to not having to raise subordinated debt to support securitisation capital deductions. Underlying attributable profits will therefore not be significantly affected by these transactions.

Dividends

For 2006 the total dividend per share is proposed at 36.2p per share representing an increase of 20.3% compared with the total dividend of 30.1p per share for 2005. This growth of 20.3% compares with an increase of 19.1% in underlying attributable profits. The proposed final dividend is 25.3p per share payable on 25 May 2007 to shareholders on the register on 27 April 2007.

As the anticipated benefits of Basle II start to become realised our dividend policy will be reviewed with the expectation that dividend growth will exceed underlying profit growth, increasing returns to shareholders.

Capital

At 31 December 2006, total capital amounted to £3,588 million resulting in a total capital ratio of 11.6%, comfortably above regulatory and internal requirements. Tier 1 capital was £2,610 million and the Tier 1 ratio 8.5%. The equivalent ratios at 31 December 2005 were 12.3% and 7.7% respectively.

Tier 1 capital and total capital were enhanced by the issue on 29 June 2006 of £400 million (£397 million net of issue costs) of perpetual non-cumulative callable preference shares. Dividends on these shares are discretionary and subject to Board approval will be first paid on 4 July 2007 and then annually thereafter at a rate of 6.8509%. The issue supports the future growth of lending as well as improving the mix of our capital base.

Capital (continued)

We continue to work with the FSA in relation to the adoption of our Basle II systems and are planning for the roll out of our approaches for each of our main

credit portfolios during the first half of 2007, following completion of the approval process with the FSA. This will result in adoption of Basle II ahead of the majority of the banking sector. As a low risk lender we continue to anticipate significant reductions in risk weighted assets under Basle II. The regulatory capital savings that will derive from these reductions will be partly offset by Pillar II requirements. We are currently finalising our capital plans which are to be subject to FSA review early in the second quarter. We continue to expect Basle II to result in a reduction in our regulatory capital requirement compared with Basle I.

Outlook

We expect UK gross residential lending in 2007 to be a little higher than 2006 at around £360 billion, underpinned by a stable housing market and sustained remortgage activity. Economic conditions will remain fundamentally supportive, with interest rates remaining low compared with the long term UK average. The independence of the Bank of England continues to be a key economic factor. Mortgage

volumes will also be supported by continued demand for buy to let lending and by customers reorganising their finances away from more expensive unsecured debt.

Our focus on customer retention, with planned improvements to retaining home moving customers means that our volume targets can be achieved without significant increases in our share of gross mortgage lending from new customers.

We have been a top three lender by flow of business over the last few years; over the medium term we also aim to be a top three mortgage lender by share of stock.

Credit quality remains key to Northern Rock's business, which will remain dominated by good quality prime residential mortgages. Where necessary we have tightened our credit risk appetite and improved our assessment of customer affordability which, together with continued focus on arrears management, should result in future credit loss charges moving in line with our growth in lending.

We re-confirm our strategic asset and underlying Attributable Profit to Shareholders' growth target of 20% + / - 5% with both moving towards the middle of the range. We have increased our strategic Return on Equity target range to 20% - 25% and have started to reflect the likely Basle II outcome by increasing dividend growth ahead of underlying profit growth.

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FINANCIAL HIGHLIGHTS

	Underlying		Statutory	
Key Performance Figures	2006 £m	2005 £m	2006 £m	2005 £m
Gross lending	32,989	26,879	32,989	26,879
Net lending	16,621	14,555	16,621	14,555
Net retail funding	2,527	2,809	2,527	2,809
Securitisation issues	17,764	13,464	17,764	13,464
Covered bond issues	2,733	2,378	2,733	2,378
Net non-retail funding	2,876	2,317	2,876	2,317

Key Ratios - Balance Sheet	%	%	%	
Balance sheet growth	23.9	24.9	22.1	27.5
Risk weighted assets growth	17.2	15.5	17.2	14.2
Total capital ratio	11.6	12.3	11.6	12.3
Tier 1 ratio	8.5	7.7	8.5	7.7

Key Ratios - Income and Expense	%	%	%	%
Total income : mean risk weighted assets	3.42	3.41	3.56	3.34
Interest margin	0.93	0.97	0.96	1.03
Cost to income ratio	28.4	29.8	27.3	30.2
Cost to mean asset ratio	0.31	0.34	0.30	0.34
Impairment charge as % of mean advances to customers	0.10	0.09	0.10	0.09
Impairment charge as % of mean risk weighted loans and advances to customers	0.34	0.28	0.34	0.28
Pre tax profit growth	16.5	14.3	26.8	13.5
Effective tax rate	29.3	29.3	29.3	29.3
Post tax profit growth	16.5	13.7	26.8	12.9
Attributable profit growth	19.1	13.6	31.2	(2.8)
Post tax return on mean equity	21.9	20.8	23.5	19.3
Post tax return on mean risk weighted assets	1.28	1.26	1.38	1.22

Shareholder Information				
Earnings per share (pence)	88.1	74.3	94.6	72.5
Growth in earnings per share (%)	18.6	13.1	30.5	(3.2)
Dividend per share - relating to year (pence)	36.2	30.1	36.2	30.1
Growth in dividend per share (%)	20.3	13.6	20.3	13.6

Notes

1. Balance sheet growth in 2006 represents the growth in balance sheet assets between 31 December 2005 and 31 December 2006.

2. Post tax returns are calculated by reference to profit attributable to equit shareholders.

3. Underlying performance excludes the effects of fair value volatility and hed ineffectiveness to present a more appropriate view of the ongoing underlying performance of the Group.

4. A reconciliation of statutory and underlying profits is shown in note 2

(page 24).

NORTHERN ROCK GROUP ANNUAL RESULTS

FINANCIAL INFORMATION

STATUTORY CONSOLIDATED INCOME STATEMENT

	Note	2006 (Unaudited) £m	2005 (Audited) £m
Interest and similar income		4,972.3	4,056.7
Interest expense and similar charges		(4,123.2)	(3,304.4)
Net interest income	5	849.1	752.3
Fee and commission income		193.2	157.0
Fee and commission expense		(42.9)	(28.9)
Other operating income		2.5	0.9
		152.8	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	3	14.9	(56.4)
Total income	4	1,016.8	824.9
Administrative expenses		(247.2)	(226.1)
Depreciation and amortisation		(30.3)	(23.3)
Covenant to The Northern Rock Foundation		(31.4)	(24.7)
Operating expenses	6	(308.9)	(274.1)
Impairment losses on loans and advances	8	(81.2)	(56.6)
Profit before taxation		626.7	494.2
Income tax expense		(183.7)	(144.9)
Profit for the year		443.0	349.3
Attributable to:			
Appropriations		48.5	48.6
Profit attributable to equity shareholders		394.5	300.7
Total		443.0	349.3
Earnings per share	11		
Basic earnings per share		94.6p	72.5p
Diluted earnings per share		93.8p	72.0p

Details of dividends are set out in note 10.

NORTHERN ROCK GROUP ANNUAL RESULTS

STATUTORY CONSOLIDATED BALANCE SHEET

	Note	2006 (Unaudited) £m	2005 (Audited) £m
Assets			
Cash and balances with central banks		956.0	69.2
Derivative financial instruments		871.3	1,449.8
Loans and advances to banks		5,621.3	5,073.8
Loans and advances to customers	13	86,685.1	70,076.1
Fair value adjustments of portfolio hedging		(323.4)	163.8
Investment securities		6,630.4	5,377.1
Intangible assets		90.4	78.2
Property, plant and equipment		197.1	180.6
Deferred income tax asset		59.5	57.5
Other assets		37.6	52.9
Prepayments and accrued income		185.3	129.5
Total assets		101,010.6	82,708.5
Liabilities			
Deposits by banks		2,136.2	1,536.8
Customer accounts	15	26,867.6	23,672.6
Derivative financial instruments		2,392.5	846.1
Debt securities in issue			
Securitised notes		40,225.7	31,156.4
Covered bonds	14	6,201.8	3,830.4
Other		17,866.8	17,147.8
Other liabilities		122.6	93.8
Current taxation liabilities		73.6	43.3
Accruals and deferred income		919.7	706.3
Retirement benefit obligations		21.7	54.4
Subordinated liabilities		762.4	785.3
Tier one notes		209.4	223.9
		97,800.0	80,097.1
Equity Shareholders' funds			
Called up share capital			
Ordinary		123.9	123.9
Preference	17	0.1	-
Share premium account			
Ordinary		6.8	6.8
Preference	17	396.4	-
Capital redemption reserve		7.3	7.3
Other reserves		(1.3)	11.1
Retained earnings		1,641.6	1,426.5
Total equity attributable to equity shareholders		2,174.8	1,575.6
Non shareholders' funds			
Reserve capital instruments		299.3	299.3
Subordinated notes		736.5	736.5
Total non shareholders' funds		1,035.8	1,035.8
Total equity		3,210.6	2,611.4

Total equity and liabilities	101,010.6	82,708.5

NORTHERN ROCK GROUP ANNUAL RESULTS

STATUTORY CONSOLIDATED CASHFLOW STATEMENT

	2006 (Unaudited) £m	2005 (Audited) £m
Net cash inflow from operating activities		
Profit before taxation	626.7	494.2
Adjusted for:		
Depreciation and amortisation	30.3	23.3
Impairment losses on loans and advances to customers	81.2	56.6
Other non cash movements	185.0	(303.9)
	923.2	270.2
Changes in operating assets		
Deposits held for regulatory or monetary control purposes	(22.6)	(2.0)
Loans and advances	(17,005.0)	(14,540.4)
Derivative financial instruments	578.5	(1,449.8)
Changes in other assets	(40.5)	571.3
	(16,489.6)	(15,420.9)
Changes in operating liabilities		
Net increase in debt securities in issue	12,455.5	13,270.4
Deposits from other banks	599.4	335.2
Due to customers	3,195.2	3,286.7
Derivative financial instruments	1,546.4	846.1
Other liabilities	28.8	(36.0)
Accruals and deferred income	213.4	49.7
Income taxes paid	(114.2)	(109.8)
	17,924.5	17,642.3
Cashflows from investing activities		
Net investment in intangible assets and property, plant and equipment	(59.0)	(38.5)
Purchase of securities	(3,605.1)	(6,465.0)
Proceeds from sale and redemption of securities	2,157.7	6,108.4
	(1,506.4)	(395.1)
Cashflows from financing activities		
Issue of preference shares	396.5	-
Equity dividends paid	(132.3)	(113.8)
Appropriations (including tax of £20.8 million, 2005 - £20.8 million)	(69.3)	(69.4)
	194.9	(183.2)
Net increase in cash and cash equivalents	1,046.6	1,913.3

Opening cash and cash equivalents	5,271.1	3,357.8
Closing cash and cash equivalents	6,317.7	5,271.1

STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INCOM

	Note	Called share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m
Year ended 31 December 2006						
Net movement in available for sale reserve		-	-	-	(38.1)	-
Actuarial gains and losses		-	-	-	-	(16.5
Tax effects of the above		-	-	-	10.8	4.9
Total of items recognised directly in equity		-	-	-	(27.3)	(11.6
Profit for the year		-	-	-	-	394.5
Total recognised income and expense for the year		-	-	-	(27.3)	382.9
Note - reconciliation of movements in equity						
Total - as above		-	-	-	(27.3)	382.9
Issue of preference shares		0.1	396.4	-	-	-
Dividends	10	-	-	-	-	(132.3
Appropriations		-	-	-	-	-
Movement in own shares	16	-	-	-	-	(20.6
Reclassification of other reserves		-	-	-	14.9	(14.9
Balance at 31 December 2005		123.9	6.8	7.3	11.1	1,426.5
Balance at 31 December 2006		124.0	403.2	7.3	(1.3)	1,641.6

STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INCOM

	Note	Called share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m
Year ended 31 December 2005						
Net movement in available for sale reserve		-	-	-	(2.2)	-
Net change in cash flow hedges		-	-	-	(12.5)	-
Actuarial gains and losses		-	-	-	(18.5)	-

Tax effects of the above		-	-	-	10.5	-
Total of items recognised directly in equity		-	-	-	(22.7)	-
Profit for the year		-	-	-	-	300.7
Total recognised income and expense for the year		-	-	-	(22.7)	300.7
Adoption of IAS 32 and IAS 39 - fair value adjustments		-	-	-	35.8	(179.7
Total		-	-	-	13.1	121.0
Note - reconciliation of movements in equity Total - as above		-	-	-	13.1	121.0
Adoption of IAS 32 and IAS 39 - debt/equity reclassifications		-	-	-	-	-
Dividends	10	-	-	-	-	(113.8
Appropriations		-	-	-	-	-
Movement in own shares	16	-	-	-	-	17.7
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,401.6
Balance at 31 December 2005		123.9	6.8	7.3	11.1	1,426.5

NORTHERN ROCK GROUP ANNUAL RESULTS

NOTES TO THE RESULTS

1. Basis of Preparation

The 2006 Preliminary Results have been prepared in accordance with EU Endorsed International Financial Reporting Standards ("IFRS"), IFRIC interpretations and the Companies Act 1985 applicable to companies reporting under IFRS. The Preliminary Results have been prepared under the historical cost convention, as modified by the revaluation of available for sale investments, financial assets and liabilities held at fair value.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

2. Underlying Results

Underlying results are reconciled to the statutory results in the following tables.

	Year ended 31 December 2006		
	Profit before taxation	Profit for the year	Profit attributable to equity shareholders
	£m	£m	£m
Reported statutory results	626.7	443.0	394.5
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 3)	(41.0)	(41.0)	(41.0)
Impact of covenant to The Northern Rock Foundation	2.0	2.0	2.0

Associated taxation	-	11.5	11.5
Underlying results	587.7	415.5	367.0

	Year ended 31 December 2005		
	Profit before taxation	Profit for the year	Profit attributable to equity shareholders
	£m	£m	£m
Reported statutory results	494.2	349.3	300.7
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 3)	10.9	10.9	10.9
Impact of covenant to The Northern Rock Foundation	(0.5)	(0.5)	(0.5)
Associated taxation	-	(3.0)	(3.0)
Underlying results	504.6	356.7	308.1

Underlying results include the interest related fair value movements on forward exchange contracts and all periodic interest settlements on all derivative contracts, whether or not designated within an accounting hedge relationship. Excluded from underlying results is the impact of hedge accounting ineffectivenes on derivatives and associated hedged items where fair value hedge accounting has been obtained, gains and losses on non-hedging derivatives and translation gains and losses on underlying instruments in economic hedging relationships.

3. Net Hedge Ineffectiveness and Other Unrealised Fair Value Gains and Losses

	2006 £m	2005 £m
Fair value movements of future cashflows excluding interest flows on non-hedging derivatives	(2,811.8)	1,675.6
Translation gains and losses on underlying instruments	2,812.6	(1,693.7)
	0.8	(18.1)
Net hedge ineffectiveness excluding interest flows on fair value hedges	14.1	(38.3)
Net hedge ineffectiveness and other unrealised fair value gains and losses	14.9	(56.4)
Interest implicit in forward exchange contracts (note 5)	26.1	45.5
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses	41.0	(10.9)

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges on certain foreign currency

assets and liabilities, wholesale funding recorded at amortised cost, instruments included within non shareholders' funds, forward currency contracts and previously effective hedges which no longer meet the hedge accounting criteria and consequently have been de-designated.

The fair value movements of future cashflows excluding interest cashflows and accruals on such derivatives are separately identified within "Net hedge ineffectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the retranslation from foreign currency into sterling. The interest cashflows and accruals on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness excluding interest cashflows and accruals on fair value hedges represents the difference between changes in the fair value of future cashflows excluding interest flows of the hedging derivatives and the changes in the fair value of future cashflows excluding interest flows of the underlying hedged items.

For the purposes of discussing underlying results, the interest differential on forward exchange contracts has been reallocated to interest expense (note 5) to match the interest paid on certain retail and wholesale liabilities which are economically managed using such derivatives.

4. Total Income

	2006 £m	2005 £m
Reported total income	1,016.8	824.9
Adjustment:		
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 3)	(41.0)	10.9
Underlying total income	975.8	835.8
Mean total assets	91,859.6	73,794.7
Mean total assets (underlying)	90,762.2	72,883.6
Mean risk weighted assets	28,561.2	24,663.4
Mean risk weighted assets (underlying)	28,561.2	24,530.3
Underlying total income : mean total assets (underlying)	1.08%	1.15%
Underlying total income : mean risk weighted assets (underlying)	3.42%	3.41%
Total income : mean total assets	1.11%	1.12%
Total income : mean risk weighted assets	3.56%	3.34%

Underlying total income includes the interest related fair value movements on forward exchange contracts and excludes the hedge accounting ineffectiveness on derivatives where fair value hedge accounting has been obtained, together with gains and losses on non-hedging derivatives excluding interest flows to the

extent that these are not offset by translation gains and losses on underlying instruments in economic hedging relationships.

Underlying total assets exclude the effect of fair value adjustments. Underlying mean total assets and underlying mean risk weighted assets in 2005 are calculated by reference to proforma 31 December 2004 assets which take into account the impact of IFRS introduced with effect from 1 January 2005.

5. Net Interest Income

Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. Average balances have been calculated on a monthly basis. Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments.

For the purpose of calculating interest margin and spread, average balances for assets and liabilities denominated in foreign currencies, where these have been economically hedged, are based on the contract rate implicit in the associated hedging instrument.

5. Net Interest Income (continued)

	2006 £m	2005 £m
Interest income		
Secured advances	3,980.9	3,220.2
Other lending	416.4	337.0
Investment securities and deposits	575.0	499.5
Underlying interest income	4,972.3	4,056.7
Interest expense		
Retail customer accounts	960.7	841.7
Other deposits and loans	3,099.7	2,398.7
Subordinated liabilities	53.4	53.7
Other	(4.0)	(3.7)
Tier one notes	13.4	14.0
Interest expense as reported	4,123.2	3,304.4
Interest implicit in forward foreign exchange contracts (note 3)	26.1	45.5
Underlying interest expense	4,149.3	3,349.9
Net interest income as reported	849.1	752.3
Underlying net interest income	823.0	706.8
Average interest earning assets excluding fair value adjustments	88,787.6	72,730.0

Average interest bearing liabilities excluding fair value adjustments	85,957.0	70,250.7
Underlying interest margin	0.93%	0.97%
Underlying interest spread	0.77%	0.81%
Interest margin as reported	0.96%	1.03%
Interest spread as reported	0.80%	0.87%

5. Net Interest Income (continued)

Interest implicit in forward exchange contracts represents the difference between the sterling cost implicit from the exchange contract and the currency coupon on the foreign currency liability translated at spot exchange rates. This is regarded as the interest element of the forward exchange contract. The remainder of the contract is the difference between the full fair value of the contract and the interest element of the contract and represents the currency fair value element of the contract.

The full fair value of foreign exchange contracts, including both the interest and currency elements, is included in "Net hedge ineffectiveness and other unrealised fair value gains and losses" in the reported statutory results (note 3).

Included within interest income is an adjustment of £3.3 million (2005: £3.3 million) with respect to the unwind of the discount included in the impairment allowance.

6. Operating Expenses

Operating expenses, excluding the covenant to The Northern Rock Foundation, are as follows:

	2006 £m	2005 £m
Staff costs	162.0	144.5
Other expenses	85.2	81.6
Depreciation and amortisation	30.3	23.3
Total operating expenses	277.5	249.4

The average number of persons employed by the Group was as follows:

	2006	2005
Full time	4,811	4,569
Part time	1,125	1,210

7. Interest Incentives and Fees

Included within the consolidated balance sheet are the following:

	Mortgage incentives	Fees receivable	Fees payable

	£m	£m	£m
Balance at 1 January 2005	312.8	(238.2)	154.3
Amounts charged / paid	637.2	(212.3)	132.4
Released in the year	(531.6)	158.5	(95.3)
Balance at 31 December 2005	418.4	(292.0)	191.4
Amounts charged / paid	740.9	(226.3)	158.6
Released in the year	(739.2)	169.4	(116.0)
Balance at 31 December 2006	420.1	(348.9)	234.0

8. Impairment Losses on Loans and Advances

	2006 £m	2005 £m
Impairment charge		
Secured on residential property	6.4	7.0
Secured commercial	2.2	(7.1)
Unsecured	72.6	56.7
Total impairment charge	81.2	56.6
% of mean advances to customers	0.10%	0.09%

	2006 £m	2005 £m
Impairment allowance		
Secured on residential property	26.2	32.5
Secured commercial	7.4	4.7
Unsecured	92.4	87.1
Total impairment allowance	126.0	124.3
% of year end advances to customers	0.15%	0.18%

9. Residential Mortgage Arrears

	2006 Cases	2006 %	2005 Cases	2005 %
3 - 6 months	2,433	0.33	2,035	0.31
Over 6 - 12 months	629	0.09	540	0.08
Over 12 months	34	-	16	-
Total	3,096	0.42	2,591	0.39

10. Dividends

The following tables analyse dividends when paid and the year to which they relate.

	2006 pence per share	2005 pence per share
2004 final dividend	-	18.0
2005 interim dividend	-	9.4
2005 final dividend	20.7	-
2006 interim dividend	10.9	-
	31.6	27.4

The proposed final dividend in respect of 2006 amounts to 25.3 pence per share (£104.8 million). These Annual Results do not reflect this dividend payable.

	2006 £m	2005 £m
2004 final dividend	-	74.7
2005 interim dividend	-	39.2
2005 final dividend	86.6	-
2006 interim dividend	45.7	-
Less paid to ESOP trusts	-	(0.1)
	132.3	113.8

11. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit on ordinary activities attributable to equity shareholders (see note 2) are as follows:

	2006	2005
Weighted average number of Ordinary shares in issue	416.8m	414.6m
Basic EPS	94.6p	72.5p
Underlying EPS	88.1p	74.3p

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Diluted weighted average number of Ordinary shares in issue	420.7m	417.9m
Diluted EPS	93.8p	72.0p
Underlying diluted EPS	87.2p	73.7p

The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.9 million (2005: 3.3 million) potentially dilutive Ordinary shares resulting from options granted under employee share schemes.

11. Earnings per Share (continued)

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to the Foundation would cease.

12. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each year.

	2006 %	2005 %
Type of lending		
Fixed rate (long term - over 2 years)	23	29
Fixed rate (short term - up to and including 2 years)	33	25
Discount	5	8
Cashback	-	1
Together	31	29
Lifetime	1	1
Buy to Let	7	7
Type of customer		
First time buyer	24	24
Next time buyer	44	39
Remortgage	32	37
Geographic spread		
North	14	15
Scotland / Northern Ireland	10	10
Midlands	26	25
South	50	50

13. Loans and Advances to Customers

	2006 £m	2005 £m
Advances secured on residential property not subject to securitisation	30,094.1	23,900.7
Advances secured on residential property subject to securitisation	47,197.6	38,356.3
Advances secured on residential property	77,291.7	62,257.0
Commercial secured advances not subject to securitisation	1,025.4	743.5
Commercial secured advances subject to securitisation	534.5	779.8
Total other secured advances	1,559.9	1,523.3

Unsecured loans not subject to securitisation	7,277.0	5,788.6
Unsecured investment loans	556.5	507.2
	86,685.1	70,076.1

14. Covered Bonds

Included within loans and advances to customers not subject to securitisation are £7,283.1 million (2005: £4,686.1 million) of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £6,201.8 million (2005: £3,830.4 million). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

15. Analysis of Customer Accounts

	2006 £m	2005 £m
Branch accounts	5,572.8	5,114.7
Postal accounts	10,201.2	8,714.3
Internet accounts	2,224.9	2,047.9
Offshore accounts	3,613.7	2,965.4
Telephone accounts	527.5	698.6
Legal & General branded accounts	490.9	563.5
Total retail balances	22,631.0	20,104.4
Other customer accounts	4,236.6	3,568.2
	26,867.6	23,672.6

16. Own Shares

The (charge)/credit to retained earnings in respect of movements on own shares for the year is as follows:

	2006 £m	2005 £m
Employee share schemes - value of employee services	13.9	10.8
Cash received on exercise of employee options and for other employee share plans	6.6	16.3
Tax impact of share based payments	4.2	0.8
Purchase of shares	(45.3)	(10.2)
	(20.6)	17.7

17. Capital Structure

	2006 £m	2005 £m
Tier 1		
Called up share capital		

Ordinary	123.9	123.9
Preference	0.1	-
Share premium account		
Ordinary	6.8	6.8
Preference	396.4	-
Capital redemption reserve	7.3	7.3
Retained earnings	1,641.6	1,426.5
Pension scheme	15.2	23.1
Reserve capital instruments	299.3	299.3
Tier one notes	209.4	223.9
Goodwill and intangible assets	(90.4)	(78.2)
Total Tier 1 capital	2,609.6	2,032.6
Upper Tier 2		
Perpetual subordinated debt	736.5	736.5
Collectively assessed impairment allowances	116.8	119.0
Total Upper Tier 2 capital	853.3	855.5
Lower Tier 2		
Term subordinated debt	762.4	785.3
Total Tier 2 capital	1,615.7	1,640.8
Deductions	(637.6)	(449.8)
Total capital	3,587.7	3,223.6
Risk weighted assets	30,826.5	26,295.9
Tier 1 ratio	8.5%	7.7%
Total capital	11.6%	12.3%

17. Capital Structure (continued)

On 29 June 2006, Northern Rock plc issued 400,000 perpetual non-cumulative callable preference shares of 25p each at a premium of £999.75 per share. Proceeds of £400 million were received less £3.5 million relating to issue costs. Dividends on these shares are discretionary and subject to Board approval, will first be paid on 4 July 2007 and annually thereafter at a rate of 6.8509%.

Northern Rock has a call option after ten years, and annually thereafter, which it can only exercise with the consent of the Financial Services Authority.

18. Final Dividend

The relevant dates for the 2006 final dividend are as follows:

Ex dividend date	25 April 2007
Record date	27 April 2007
Payment date	25 May 2007

19. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2005 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a statement under section 237(2) or (3) of the Act.

A summary of this report will appear as an advertisement in the Financial Times, The Times, The Daily Telegraph, The Scotsman and The Newcastle Journal on 25 January 2007. The report will also be available on the Northern Rock website www.northernrock.co.uk from 8.30am on 24 January 2007.

A presentation of the results will be given by directors on the morning of the results announcement. A live web cast of the presentation will be available on the Northern Rock website on 24 January 2007 from 9.30am. A recording of this web cast will subsequently be available on the Northern Rock website from 3.00 pm on 24 January 2007.

Contacts

City Contacts	Press Contacts
Bob Bennett Finance Director 0191 279 4346	Brian Giles Communications Director 0191 279 4981
Dave Jones Finance Director (Designate) 0191 279 4474	John Watson Operational Director 0191 279 5295
Richard Moorin Investor Relations 0191 279 4093	Ron Stout Assistant Director - PR 0191 279 4921
Simon Hall Investor Relations 0191 279 6090	Don Hunter Finsbury Limited 020 7251 3801

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risk such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

END

Close

Company	Northern Rock PLC
TIDM	NRK
Headline	Notice of Trading Statement
Released	14:40 23-Mar-07
Number	6242T

northern rock

RNS Number:6242T
Northern Rock PLC
23 March 2007

NORTHERN ROCK PLC

Northern Rock plc announces its intention to issue a Trading Statement for the 3 months to 31 March 2007, at 7.00 am on Monday 2 April 2007.

City Contacts

Dave Jones
Group Finance Director
0191 279 4474

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4981

John Watson
Operational Director
0191 279 5295

Ron Stout
Assistant Director - PR
0191 279 4921

Don Hunter
Finsbury Limited
020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	11:48 01-Feb-07
Number	5484Q

northern rock

RNS Number:5484Q
Northern Rock PLC
01 February 2007

NORTHERN ROCK PLC

BOARD OF DIRECTORS

Northern Rock plc (the Company) confirms today (1 February 2007), the appointment to the Board of Mr David Andrew Jones as notified in the Stock Exchange Announcement of 18 September 2006.

Mr Jones becomes Group Finance Director of the Company.

In addition, there are no disclosures necessary in respect of paragraph 9.6.13 (1) to (6) of the Listing Rules.

CONTACTS

Northern Rock:

Brian Giles
Communications Director
0191 279 4981

Finsbury:
James Murgatroyd
Finsbury
020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	10:18 27-Mar-07
Number	7763T

northern rock

RNS Number:7763T
Northern Rock PLC
27 March 2007

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued Eur 50,000,000 Floating Rate Notes due March 2009 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 23 March 2007 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 19 June 2006 and the Supplementary Prospectuses dated 3 August 2006 and 2 February 2007 relating to the Programme (together the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/7763t_-2007-3-27.pdf

For further information, please contact either:

Antony Swalwell, Northern Rock plc
Operational Director Capital Markets
Tel: +44 (0)191 279 4553

Lesley-Anne Rawcliffe, Northern Rock plc
Assistant Director Capital Markets
Tel: +44 (0) 191 279 4077

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed.

Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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FINAL TERMS

23 March 2007

NORTHERN ROCK PLC

Issue of €50,000,000 Floating Rate Notes due March 2009
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19 June 2006, as supplemented by supplementary prospectuses dated 3 August 2006 and 2 February 2007, which, together, constitute a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus as so supplemented. Copies of the Prospectus and the supplementary prospectuses are available, upon request and free of charge, from the registered office of the Issuer and from the specified office of the Agent in London and are available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *www.londonstockexchange.com/en-gb/pricesnews/marketnews/*.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	418
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro (€)
4.	Aggregate Nominal Amount:	
	- Tranche:	€50,000,000
	- Series:	€50,000,000
5.	Issue Price of Tranche:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	€50,000
7.	Issue Date and Interest Commencement Date:	26 March 2007
8.	Maturity Date:	Interest Payment Date falling in or nearest to March 2009

9.	Interest Basis:		Three-month EURIBOR + 0.02 per cent. per annum Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	Status of the Notes:		Senior
14.	Method of Distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions		Not Applicable
16.	Floating Rate Note Provisions		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	26 March, 26 June, 26 September and 26 December in each year from, and including, 26 June 2007 to, and including, the Maturity Date, in each case subject to adjustment in accordance to Business Day Convention specified below
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	London and TARGET Business Days
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi)	Screen Rate Determination:	
		- Reference Rate:	Three-month EURIBOR
		- Interest Determination Date(s):	The second day on which the TARGET System is open prior to the start of each Interest Period
		- Relevant Screen Page:	Reuters EURIBOR01
	(vii)	ISDA Determination:	
		- Floating Rate Option:	Not Applicable
		- Designated Maturity:	Not Applicable

	- Reset Date:	Not Applicable
(viii)	Margin(s):	+ 0.02 per cent. per annum
(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/360, adjusted
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Note Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	In respect of each Note, €50,000 per €50,000 in nominal amount of such Note
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same Condition *6(g)* applies):	In respect of each Note, €50,000 per €50,000 in nominal amount of such Note

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	
	(a) Form:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	Yes
25.	Additional Financial Centre(s) or other special provisions relating to Payment Days:	London and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

27. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: Not Applicable

28. Details relating to Instalment Notes:

Instalment Amount(s):	Not Applicable
Instalment Date(s):	Not Applicable

29. Redenomination applicable: Redenomination Not Applicable

30. Other final terms: Not Applicable

DISTRIBUTION

31. (i) If syndicated, names of Managers: Not Applicable

(ii) Date of Subscription Agreement: Not Applicable

(iii) Stabilising Manager(s) (if any): Not Applicable

32. If non-syndicated, name of relevant Dealer: The Royal Bank of Scotland plc

33. Total commission and concession: Not Applicable

34. Whether TEFRA D applicable or TEFRA rules not applicable: TEFRA D

35. Additional selling restrictions: Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: [signature]

Duly authorised

PART B – OTHER INFORMATION

1. **LISTING:**

(i) Listing:	London
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market with effect from 26 March 2007.
(iii) Estimate of total expenses related to admission to trading:	UKLA Tranche Fee £100 Listing Fee £500

2. **RATINGS:**

Ratings: The Notes have been assigned the following ratings:

S & P:	A+
Moody's:	A1
Fitch:	A+

3. **NOTIFICATION**

Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:**

Save for any fees payable to the Managers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. **TRADEABLE AMOUNTS:**

So long as the Notes are represented by a global Note and Euroclear/Clearstream so perimit, the Notes shall be tradeable in minimum principal amounts of €50,000 and integral multiples of €50,000 (the "Tradeable Amount") in addition thereto.

6. **OPERATIONAL INFORMATION:**

(i) ISIN Code:	XS0292837290
(ii) Common Code:	029283729
(iii) Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv) Delivery:	Delivery against payment
(v) Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

Regulatory Announcement

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Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	16:39 23-Mar-07
Number	6446T

northern rock

RNS Number:6446T
Northern Rock PLC
23 March 2007

Northern Rock plc - Publication of Final Terms

Northern Rock plc ("Northern Rock") has issued €1,750,000,000 Series 7 4.125 per cent. Covered Bonds due March 2017 (the "Covered Bonds") (with an Extended Due for Payment Date of March 2018) pursuant to its €20,000,000,000 Global Covered Bond Programme (the "Programme").

The following document constitutes the final terms dated 23 March 2007 (the "Final Terms") relating to the issue of the Covered Bonds for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 27 September 2006, as supplemented by supplementary prospectuses dated 2 February 2007 and 16 March 2007, which together constitute a base prospectus relating to the Programme (the "Prospectus"). Full information on Northern Rock and the offer of the Covered Bonds is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/6446t_-2007-3-23.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc	Lesley-Anne Rawcliffe, Northern Rock plc
Operational Director, Capital Markets	Assistant Director, Capital Markets
Tel: +44 (0)191 279 4553	Tel: +44 (0) 191 279 4077

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Covered Bonds have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement

END

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FINAL TERMS

23 March 2007

Northern Rock plc

Issue of €1,750,000,000 4.125 per cent. Covered Bonds due March 2017
irrevocably and unconditionally guaranteed as to payment of principal and interest by
Northern Rock Covered Bond LLP
under the €20 billion
Global Covered Bond Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 27 September 2006, as supplemented by supplementary prospectuses dated 2 February 2007 and 16 March 2007, which, together constitute a base prospectus for the purposes of Directive 2003/71/EC (the **Prospectus Directive**). This document constitute the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus as so supplemented. Full information on the Issuer and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Prospectus (as so supplemented). Copies of the Prospectus and the supplementary prospectuses are available, upon request and free of charge, from the registered office of the Issuer and from the specified office of the Agent in London and are available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/.

PART A

1.	(i)	Issuer:	Northern Rock plc
	(ii)	Guarantor:	Northern Rock Covered Bond LLP
2.	(i)	Series Number:	7
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro
4.		Aggregate Nominal Amount:	
	(i)	Series:	Euro 1,750,000,000
	(ii)	Tranche:	Euro 1,750,000,000
5.	(i)	Issue Price:	99.162 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds (Required only for listed issues):	1,732,710,000
6.		Specified Denominations:	Euro 50,000 and integral multiples of Euro 1,000 in excess thereof up to and including Euro 99,000. No Covered Bonds in definitive form will be issued with a denomination

			above Euro 99,000
7.	(i)	Issue Date:	27 March 2007
	(ii)	Interest Commencement Date:	27 March 2007
8.	Final Maturity Date:		27 March 2017
	Extended Due for Payment Date of Guaranteed Amounts corresponding to the Final Redemption Amount under the Covered Bond Guarantee:		27 March 2018
9.	Interest Basis:		4.125 per cent. Fixed Rate 1 month EURIBOR + 0.05 per cent. Floating Rate from and including the Final Maturity Date to but excluding the Extended Due for Payment Date (Further details specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:		Applicable, see item 9 above
12.	Put/Call Option:		Not Applicable
13.	(i)	Status of the Covered Bonds:	Senior
	(ii)	Status of the Guarantee:	Senior
14.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Covered Bond Provisions		Applicable from the Issue Date to but excluding the Final Maturity Date
	(i)	Rate(s) of Interest:	4.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 March in each year up to and including the Final Maturity Date
	(iii)	Fixed Coupon Amount(s):	Euro 2,062.5 per 50,000 in nominal amount and Euro 41.25 per 1,000 in nominal amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	Actual/Actual (ICMA Rule 251)
	(vi)	Determination Date(s):	27 March in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Covered Bonds:	None
16.	**Floating Rate Covered Bond Provisions**		Applicable from and including the Final Maturity Date, to but excluding the Extended Due for Payment Date
	(i)	Specified Period(s)/Specified Interest Payment Date(s):	The 27th day of each month from and including 27th March 2017 to and including the Extended Due for Payment Date

	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	London and Target
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi)	Screen Rate Determination:	Applicable
		- Reference Rate:	1 month EURIBOR
		- Interest Determination Date(s):	Second day on which the TARGET System is open prior to the start of each Interest Period
		- Relevant Screen Page:	Reuters EURIBOR 01
	(vii)	ISDA Determination:	Not Applicable
	(viii)	Margin(s):	0.05 per cent. per annum
	(ix)	Minimum Rate of Interest	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/360
	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Covered Bonds, if different from those set out in the Conditions:	Not Applicable
17.	**Zero Coupon Covered Bond Provisions**		Not Applicable
18.	**Index Linked Interest Provisions**		Not Applicable
19.	**Dual Currency Covered Bond Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Issuer Call:**	Not Applicable
21.	**Investor Put:**	Not Applicable
22.	Final Redemption Amount of each Covered Bond:	Euro 50,000 per Covered Bond of Euro 50,000 Specified Denomination and Euro 1,000 per increments of Euro 1,000 Specified Denomination
23.	Early Redemption Amount of each Covered Bond payable on redemption for taxation reasons, on acceleration following an Issuer Event of Default or an LLP Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 6(d)):	Euro 50,000 per Covered Bond of Euro 50,000 Specified Denomination and Euro 1,000 per increments of Euro 1,000 Specified Denomination

GENERAL PROVISIONS APPLICABLE TO THE COVERED BONDS

24.	Form of Covered Bonds:	Bearer Covered Bonds:
	(a) Form:	Temporary Global Covered Bond exchangeable for a Permanent Global

	Covered Bond which is exchangeable for Bearer Definitive Covered Bonds in definitive form only after an Exchange Event
(b) New Global Covered Bond:	Yes
25. Additional Financial Centre(s) or other special provisions relating to Payment Dates:	For the purposes of Condition 5(f)(ii) until the Final Maturity Date the Payment Days shall be a day on which the TARGET System and London is open.
26. Talons for future Coupons or Receipts to be attached to Bearer Definitive Covered Bonds (and dates on which such Talons mature):	No
27. Details relating to Instalment Covered Bonds:	
(i) Instalment Amount(s):	Not Applicable
(ii) Instalment Date(s):	Not Applicable
28. Redenomination applicable:	Redenomination Not Applicable
29. Other final terms:	The following additional risk factor applies to the Notes: "The Notes have Specified Denominations consisting of a minimum Specified Denomination of €50,000 and integral multiples of €1,000 in excess thereof up to and including €99,000. A Noteholder who, as a result of trading amounts in excess of €50,000 that are not integral multiples of €50,000, holds a principal amount of less than €50,000 may not receive a Definitive Note in respect of such holding (should Definitive Notes be printed) and would need to purchase a principal amount of Notes such that his holding amounts to a Specified Denomination. If Definitive Notes are issued, the holder should be aware that Definitive Notes which have a denomination that is not an integral multiple of the minimum Specified Denomination may be illiquid and difficult to trade."

DISTRIBUTION

30. (i) If syndicated, names of Managers:	ABN AMRO Bank N.V., London Branch UBS Limited DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (together the **Joint Lead Managers**) Barclays Bank PLC Bayerische Hypo- und Vereinsbank AG Danske Bank A/S IXIS Corporate and Investment Bank

			(together the Co-Managers)
	(ii)	Date of Subscription Agreement	23 March 2007
	(iii)	Stabilising Manager (if any):	Not Applicable
31	If non-syndicated, name and address of relevant Dealer(s):		Not Applicable
32.	Total commission and concession		0.15 per cent. of the Aggregate Nominal Amount
33.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
34.	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Covered Bonds described herein pursuant to the €20,000,000,000 Covered Bond Programme of Northern Rock plc.

RESPONSIBILITY

Each of the Issuer and the LLP accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

Signed on behalf of the LLP:

By:

Duly authorised

PART B – OTHER INFORMATION

1. **LISTING:**

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Covered Bonds to be admitted to trading on the Gilt-Edged and Fixed Interest Market of the London Stock Exchange with effect from 27 March 2007.
(iii)	Estimated of total expenses related to admission to trading	GBP 4,500

2. **RATINGS:**

Ratings: The Covered Bonds to be issued have been rated:

S & P: AAA

Moody's: Aaa

Fitch: AAA

3. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:**

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Covered Bonds has an interest material to the offer.

4. **YIELD:** *(Fixed Rate Covered Bonds only)*

Indication of yield: 4.125 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

5. **TRADEABLE AMOUNTS:**

So long as the Covered Bonds are represented by a Global Covered Bond and Euroclear and Clearstream, Luxembourg so permit, the Global Covered Bond shall be tradeable in minimum principal amounts of Euro 50,000 and integral multiples of Euro 1,000 thereafter (the **Tradeable Amount**) in addition thereto.

6. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0293187273
(ii)	Common Code:	29318727
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply

means that the Covered Bonds are intended upon issue to be deposited with one of Euroclear or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Covered Bonds will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

Regulatory Announcement

Go to market news section

Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	14:16 13-Mar-07
Number	8566S

northern rock

RNS Number:8566S
Northern Rock PLC
13 March 2007

northern rock

13 March 2007

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 9 March 2007 (the "Final Terms") relating to the issue by Northern Rock plc (the "Issuer") of €1,000,000,000 Floating Rate Notes due March 2012 (the "Notes") pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 19 June 2006, as supplemented by supplementary prospectuses dated 3 August 2006 and 2 February 2007 (as so supplemented, the "Prospectus"), relating to the Programme. The Prospectus constitutes a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of the Prospectus and the Final Terms.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms, please paste the following URL into the address bar of your browser:

www.rns-pdf.londonstockexchange.com/rns/8566s_-2007-3-13.pdf

The Final Terms are not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:

Antony Swalwell, Northern Rock plc
Operational Director Capital Markets
Tel: +44 (0) 191 279 4553

Lesley-Anne Rawcliffe, Northern Rock plc
Assistant Director Capital Markets
Tel: +44 (0) 191 279 4077

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

This publication does not constitute an offering of the securities described in

the Prospectus for sale in the United States. This is not for distribution in the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act") or under any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the securities may not be offered or sold within the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act. There will be no public offering of the securities in the United States.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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FINAL TERMS

9 March 2007

NORTHERN ROCK PLC

Issue of €1,000,000,000 Floating Rate Notes due March 2012
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19 June 2006, as supplemented by supplementary prospectuses dated 3 August 2006 and 2 February 2007, which, together, constitute a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus as so supplemented. Copies of the Prospectus and the supplementary prospectuses are available, upon request and free of charge, from the registered office of the Issuer and from the specified office of the Agent in London and are available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *www.londonstockexchange.com/en-gb/pricesnews/marketnews/*.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	417
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro (€)
4.	Aggregate Nominal Amount:	
	- Tranche:	€1,000,000,000
	- Series:	€1,000,000,000
5.	Issue Price of Tranche:	99.954 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	€50,000 and integral multiples of €1,000 in excess thereof up to and including €99,000. No Notes in definitive form will be issued with a denomination above €99,000.
7.	Issue Date and Interest Commencement Date:	13 March 2007
8.	Maturity Date:	Interest Payment Date falling in or nearest to March 2012

9.	Interest Basis:	Three-month EURIBOR + 0.1 per cent. per annum Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	Not Applicable
16.	Floating Rate Note Provisions	Applicable
(i)	Specified Period(s)/Specified Interest Payment Dates:	13 March, 13 June, 13 September and 13 December in each year from, and including, 13 June 2007 to, and including, the Maturity Date, in each case subject to adjustment in accordance to Business Day Convention specified below
(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s):	London and TARGET Business Days
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
(vi)	Screen Rate Determination:	
	- Reference Rate:	Three-month EURIBOR
	- Interest Determination Date(s):	The second day on which the TARGET System is open prior to the start of each Interest Period
	- Relevant Screen Page:	Reuters EURIBOR01
(vii)	ISDA Determination:	
	- Floating Rate Option:	Not Applicable

	- Designated Maturity:	Not Applicable
	- Reset Date:	Not Applicable
(viii)	Margin(s):	+ 0.1 per cent. per annum
(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/360
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Notwithstanding the provisions of Condition 5(*b*), Interest Amounts shall be calculated in respect of each €1,000 in nominal amount of the Notes and aggregated for each Note of each Specified Denomination.
17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Note Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	In respect of each Note, €1,000 per €1,000 in nominal amount of such Note
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same Condition *6(g)* applies):	In respect of each Note, €1,000 per €1,000 in nominal amount of such Note

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	
	(a) Form:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	Yes
25.	Additional Financial Centre(s) or other special provisions relating to Payment Days:	London and TARGET Payment Days

26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	The following additional risk factor applies to the Notes: "The Notes have Specified Denominations consisting of a minimum Specified Denomination of €50,000 and integral multiples of €1,000 in excess thereof up to and including €99,000. A Noteholder who, as a result of trading amounts in excess of €50,000 that are not integral multiples of €50,000, holds a principal amount of less than €50,000 may not receive a Definitive Note in respect of such holding (should Definitive Notes be printed) and would need to purchase a principal amount of Notes such that his holding amounts to a Specified Denomination. If Definitive Notes are issued, holders should be aware that Definitive Notes which have a denomination that is not an integral multiple of the minimum Specified Denomination may be illiquid and difficult to trade."

DISTRIBUTION

31.	(i) If syndicated, names of Managers:	**Joint Lead Managers:** Barclays Bank PLC The Royal Bank of Scotland plc **Co-Lead Managers:** Danske Bank A/S WestLB AG
	(ii) Date of Subscription Agreement:	9 March 2007

	(iii) Stabilising Manager(s) (if any):	Barclays Bank PLC
32.	If non-syndicated, name of relevant Dealer:	Not Applicable
33.	Total commission and concession:	Not Applicable
34.	Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
35.	Additional selling restrictions:	**Italy:**

The offering of the Notes has not been registered pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Prospectus or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(i) to professional investors (*operatori qualificati*), as defined in Article 31, second paragraph, of CONSOB (the Italian Securities Exchange Commission) Regulation No. 11522 of 1 July 1998, as amended (Regulation No. 11522); or

(ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended (Regulation No. 11971).

Any offer, sale or delivery of the Notes or distribution of copies of the Prospectus or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must be:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, Regulation No. 11522 and Legislative Decree No. 385 of 1 September 1993, as amended (the **Banking Act**); and

(b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy; and

(c) in compliance with any other applicable laws and regulations or requirement imposed by CONSOB.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1. LISTING:

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market with effect from 13 March 2007.
(iii)	Estimate of total expenses related to admission to trading:	£311,000

2. RATINGS:

Ratings: The Notes have been assigned the following ratings:

S & P:	A+
Moody's:	A1
Fitch:	A+

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Managers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

4. OPERATIONAL INFORMATION:

(i)	ISIN Code:	XS0290984920
(ii)	Common Code:	029098492
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either

upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	12:43 13-Feb-07
Number	1803R

northern rock

RNS Number:1803R
Northern Rock PLC
13 February 2007

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued JPY 5,800,000,000 Fixed Rate Notes due February 2009 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 9 February 2007 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 19 June 2006 and the Supplementary Prospectuses dated 3 August 2006 and 2 February 2007 relating to the Programme (together the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/1803r -2007-2-13.pdf

For further information, please contact either:

Antony Swalwell, Northern Rock plc
Operational Director Capital Markets
Tel: +44 (0)191 279 4553

Lesley-Anne Rawcliffe, Northern Rock plc
Assistant Director Capital Markets
Tel: +44 (0) 191 279 4077

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular

countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

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Final terms dated 9 February, 2007

NORTHERN ROCK PLC

Issue of JPY 5,800,000,000 0.05 per cent. Fixed Rate Note due 16 February, 2009 under the U.S.$15,000,000,000 Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19 June 2006 and the supplementary prospectuses dated 3 August 2006 and 2 February 2007 which together constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus as so supplemented. The Prospectus and the supplementary prospectus are available for viewing at the specified office in London of the Agent and at the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricenews/marketnews/ and copies may be obtained from the registered office of the Issuer.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	416
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Japanese Yen ("JPY")
4.	Aggregate Nominal Amount:	
	- Tranche:	JPY 5,800,000,000
	- Series:	JPY 5,800,000,000
5.	Issue Price of Tranche:	98.32931 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	JPY 10,000,000
7.	(i) Issue Date and Interest Commencement Date:	13 February, 2007
8.	Maturity Date:	16 February, 2009
9.	Interest Basis:	0.05 per cent. per annum. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	Not Applicable
(i)	Rate(s) of Interest:	0.05 per cent. per annum payable annually in arrear
(ii)	Interest Payment Date(s):	16 February in each year, commencing on 16 February 2008 (long first coupon) up to and including the Maturity Date
(iii)	Fixed Coupon Amount(s):	JPY 5,000 per JPY 10,000,000 in nominal amount
(iv)	Broken Amount(s):	JPY 5,042 per JPY 10,000,000 in nominal amount for the first interest period from and including the Issue Date up to but excluding 16 February 2008
(v)	Day Count Fraction:	30/360, unadjusted Modified Following Business Day Convention
(vi)	Determination Date(s):	16 February in each year
(vii)	Other items relating to the method of calculating interest for Fixed Rate Notes:	None
16.	Floating Rate Note Provisions	Not Applicable
17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Note Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	JPY 10,000,000 per Note of JPY 10,000,000 Specified Denomination

23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Condition 6(g) applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	
	(a) Form:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event.
	(b) New Global Note:	No
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and Tokyo
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable

DISTRIBUTION

31.	(i) If syndicated, names and addresses Managers	Not Applicable
	(ii) Date of Subscription Agreement	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
32.	If non-syndicated, name of relevant Dealer:	Merrill Lynch International

33.	Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
34.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION[1]

1. LISTING:

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from 13 February 2007
(iii)	Estimate of total expenses related to admission to trading:	UKLA Tranche Fee £100 Listing Fee £500

2. RATINGS:

Ratings: The Notes have been assigned the following ratings:

S & P:	A+
Moody's:	A1
Fitch:	A+

3. NOTIFICATION:

Not applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

(i)	Reasons for the offer:	General funding purposes
(ii)	Estimated net proceeds:	JPY 5,703,100,000
(iii)	Estimated total expenses:	Not Applicable

6. YIELD: (*Fixed Rate Notes only*)

Indication of yield: 0.893 per cent.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*)

Not Applicable

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:**

Not Applicable

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Notes only*)

Not Applicable

10. **TRADEABLE AMOUNTS:**

So long as the Notes are represented by a Global Note and Euroclear and Clearstream, Luxembourg so permit, the Notes shall be tradeable in minimum principal amounts of JPY 10,000,000 and integral multiples of JPY 10,000,000 (the "Tradeable Amount") in addition thereto.

11. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0286686430
(ii)	Common Code:	028668643
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

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Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	16:03 02-Feb-07
Number	6663Q

RNS Number:6663Q
Northern Rock PLC
02 February 2007

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued JPY 500,000,000 Fixed Rate Notes due July 2010 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 30 January 2007 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 19 June 2006 and the Supplementary Prospectus dated 3 August 2006 relating to the Programme (together the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/6663q -2007-2-2.pdf

For further information, please contact either:

Antony Swalwell, Northern Rock plc
Operational Director Capital Markets
Tel: +44 (0)191 279 4553

Lesley-Anne Rawcliffe, Northern Rock
Assistant Director Capital Markets
Tel: +44 (0) 191 279 4077

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under

any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

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30 January 2007

NORTHERN ROCK PLC

Issue of JPY 500,000,000 0.43 per cent. Fixed Rate Notes due 2 July 2010 under the U.S.$15,000,000,000 Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19 June 2006 and the supplementary prospectus dated 3 August 2006 which together constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus as so supplemented. The Prospectus and the supplementary prospectus are available for viewing at the specified office in London of the Agent and at the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricenews/marketnews/ and copies may be obtained from the registered office of the Issuer.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	415
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Japanese Yen ("JPY")
4.	Aggregate Nominal Amount:	
	- Tranche:	JPY 500,000,000
	- Series:	JPY 500,000,000
5.	Issue Price of Tranche:	98.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	JPY 10,000,000
7.	Issue Date and Interest Commencement Date:	2 February 2007
8.	Maturity Date:	2 July 2010
9.	Interest Basis:	0.43 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable

13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	Applicable
	(i) Rate(s) of Interest:	0.43 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	2 July in each year, commencing on 2 July 2007 (short first coupon) up to and including the Maturity Date
	(iii) Fixed Coupon Amount(s):	JPY 43,000 per JPY 10,000,000 in nominal amount
	(iv) Broken Amount(s):	JPY 17,671 per JPY 10,000,000 in nominal amount for the first interest period from and including the Issue Date up to but excluding 2 July 2007 (150 days)
	(v) Day Count Fraction:	Actual/Actual (ICMA) – unadjusted Following Business Day Convention
	(vi) Determination Date(s):	2 July in each year
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
16.	Floating Rate Note Provisions	Not Applicable
17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Note Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	JPY 10,000,000 per Note of JPY 10,000,000 Specified Denomination
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Condition 6(g) applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	
	(a) Form:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	No
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and Tokyo
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable

DISTRIBUTION

31.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Subscription Agreement:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
32.	If non-syndicated, name and address of relevant Dealer:	Dresdner Bank AG London Branch 30, Gresham Street London EC2P 2XY United Kingdom
33.	Total commission and concession:	Not Applicable

34. Whether TEFRA D applicable or TEFRA rules not applicable: TEFRA D

35. Additional selling restrictions: Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:..

Duly authorised

PART B – OTHER INFORMATION

1. LISTING:

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Official List with effect from 2 February 2007.
(iii)	Estimate of total expenses related to admission to trading:	UKLA Tranche Fee £100 Listing Fee £500

2. RATINGS:

Ratings: The Notes have been assigned the following ratings:

S & P:	A+
Moody's:	A1
Fitch:	A+

3. NOTIFICATION:

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE I SSUE:

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

(i)	Reasons for the offer:	General funding purposes
(ii)	Estimated net proceeds:	JPY 490,000,000
(iii)	Estimated total expenses:	Not Applicable

6. YIELD: (*Fixed Rate Notes only*)

Indication of yield: 1.03 per cent.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*)

Not Applicable

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** (*Index-Linked Notes only*)

Not Applicable

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Notes only*)

Not Applicable

10. **TRADEABLE AMOUNTS:**

So long as the Notes are represented by a Global Note and Euroclear and Clearstream, Luxembourg so permit, the Notes shall be tradeable in minimum principal amounts of JPY 10,000,000 and integral multiples of JPY 10,000,000 (the "Tradeable Amount") in addition thereto.

11. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS 028 536 445 0
(ii)	Common Code:	028 536 445
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	15:28 26-Jan-07
Number	2318Q

RNS Number:2318Q
Northern Rock PLC
26 January 2007

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued £250,000,000 Series 6 Floating Rate Covered Bonds due January 2012 (the "Covered Bonds") pursuant to its €20,000,000,000 Global Covered Bond Programme (the "Programme").

The following document constitutes the final terms dated 25 January 2007 (the "Final Terms") relating to the issue of the Covered Bonds for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 27 September 2006 relating to the Programme (the "Prospectus"). Full information on Northern Rock and the offer of the Covered Bonds is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/2318q_-2007-1-26.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc
Operational Director Capital Markets
Tel: +44 (0)191 279 4553

Lesley-Anne Rawcliffe, Northern Rock plc
Assistant Director Capital Markets
Tel: +44 (0)191 279 4077

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Covered Bonds have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement

END

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FINAL TERMS

25 January 2007

Northern Rock plc

Issue of £250,000,000 Floating Rate Covered Bonds due January 2012
irrevocably and unconditionally guaranteed as to payment of principal and interest by
Northern Rock Covered Bond LLP
under the €20 billion
Global Covered Bond Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 27 September 2006, which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the Prospectus Directive). This document constitutes the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer and at the London office of Citibank N.A..

PART A

1.	(i)	Issuer:	Northern Rock plc
	(ii)	Guarantor:	Northern Rock Covered Bond LLP
2.	(i)	Series Number:	6
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Sterling
4.	Aggregate Nominal Amount:		
	(i)	Series:	£250,000,000
	(ii)	Tranche:	£250,000,000
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds (Required only for listed issues):	£250,000,000
6.	Specified Denominations:		GBP 50,000
7.	(i)	Issue Date:	26 January 2007
	(ii)	Interest Commencement Date:	26 January 2007
8.	Final Maturity Date:		26 January 2012
	Extended Due for Payment Date of Guaranteed Amounts corresponding to the Final Redemption Amount under the Covered Bond Guarantee:		26 January 2013
9.	Interest Basis:		Floating Rate 3 month GBP LIBOR minus 0.01 per cent. Floating Rate 1 month GBP LIBOR minus 0.01 per cent. from and including the Final Maturity Date to but excluding the Extended Due for Payment Date

		(Further details specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable, see item 9 above
12.	Put/Call Option:	Not Applicable
13.	(i) Status of the Covered Bonds:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Covered Bond Provisions**	Not applicable.
	(i) Rate(s) of Interest:	
	(ii) Interest Payment Date(s):	
	(iii) Fixed Coupon Amount(s):	
	(iv) Broken Amount(s):	
	(v) Day Count Fraction:	
	(vi) Determination Date(s):	
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Covered Bonds:	
16.	**Floating Rate Covered Bond Provisions**	
	(i) Specified Period(s)/Specified Interest Payment Date(s):	From the Issue Date to but excluding the Final Maturity Date, the 11th of January, 11th of April, 11th of July and 11th of October in each year and the Final Maturity Date commencing on 11th April 2007 and ending on the Final Maturity Date From but excluding the Final Maturity Date, to and including the Extended Due for Payment Date, the 26th day of each month from and including 26th February 2012 to and including the Extended Due for Payment Date The first Interest Period shall commence on the Issue Date and end on (but exclude) the first Interest Payment Date falling in April 2007. The Interest Period commencing on the Interest Payment Date falling in January, 2012 shall end on (but exclude) the Final Maturity Date.
	(ii) Business Day Convention:	Following Business Day Convention
	(iii) Additional Business Centre(s):	Paris, Dublin, Amsterdam
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi) Screen Rate Determination:	Applicable
	- Reference Rate:	From the Issue Date to but excluding the Final Maturity Date, 3 month Sterling LIBOR, save for the Interest Period ending on 11th April 2007, the linear interpolation (calculated on a straight line

			basis) between 2 month Sterling LIBOR and 3 month Sterling LIBOR shall be applicable and for the Interest Period ending on the Final Maturity Date, the linear interpolation (calculated on a straight line basis) between 2 weeks Sterling LIBOR and 1 month Sterling LIBOR. From and including the Final Maturity Date, to and excluding the Extended Due for Payment Date, 1 month Sterling LIBOR.
		- Interest Determination Date(s):	The first day of each Interest Period
		- Relevant Screen Page:	Reuters LIBOR01
	(vii)	ISDA Determination:	Not Applicable
	(viii)	Margin(s):	-0.01 per cent. per annum
	(ix)	Minimum Rate of Interest	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/365
	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Covered Bonds, if different from those set out in the Conditions:	Not Applicable
17.	**Zero Coupon Covered Bond Provisions**		Not Applicable
18.	**Index Linked Interest Provisions**		Not Applicable
19.	**Dual Currency Covered Bond Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Issuer Call:**	Not Applicable
21.	**Investor Put:**	Not Applicable
22.	Final Redemption Amount of each Covered Bond:	£50,000 per Covered Bond of £50,000 Specified Denomination
23.	Early Redemption Amount of each Covered Bond payable on redemption for taxation reasons, on acceleration following an Issuer Event of Default or an LLP Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 6(d)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE COVERED BONDS

24.	Form of Covered Bonds:	Bearer Covered Bonds:
	(a) Form:	Temporary Global Covered Bond exchangeable for a Permanent Global Covered Bond which is exchangeable for Bearer Definitive Covered Bonds in definitive form only after an Exchange Event
	(b) New Global Covered Bond:	Yes
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Dublin, Amsterdam and Paris
26.	Talons for future Coupons or Receipts to be attached to Bearer Definitive Covered Bonds (and dates on which	No

such Talons mature):

27.	Details relating to Instalment Covered Bonds:		
	(i)	Instalment Amount(s):	Not Applicable
	(ii)	Instalment Date(s):	Not Applicable
28.	Redenomination applicable:		Redenomination not applicable
29.	Other final terms:		Not Applicable

DISTRIBUTION

30.	(i)	If syndicated, names of Managers:	Barclays Bank PLC and CALYON
	(ii)	Date of Subscription Agreement	24 January 2007
	(iii)	Stabilising Manager (if any):	Not applicable
31.	If non-syndicated, name and address of relevant Dealer(s):		Not Applicable
32.	Total commission and concession		Not applicable
33.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
34.	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Covered Bonds described herein pursuant to the €20,000,000,000 Covered Bond Programme of Northern Rock plc.

RESPONSIBILITY

Each of the Issuer and the LLP accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

Signed on behalf of the LLP:

By:

Duly authorised

PART B – OTHER INFORMATION

1. LISTING:

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Covered Bonds to be admitted to trading on the Gilt-Edged and Fixed Interest Market of the London Stock Exchange with effect from 26 January 2007.
(iii)	Estimated of total expenses related to admission to trading	GBP 4,200

2. RATINGS:

Ratings:	The Covered Bonds to be issued have been rated:
	S & P: AAA
	Moody's: Aaa
	Fitch: AAA

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Covered Bonds has an interest material to the offer.

4. YIELD: (*Fixed Rate Covered Bonds only*)

Indication of yield:	Not applicable

5. TRADEABLE AMOUNTS:

So long as the Covered Bonds are represented by a Global Covered Bond and Euroclear and Clearstream, Luxembourg so permit, the Global Covered Bond shall be tradeable in minimum principal amounts of £50,000 (the **Tradeable Amount**) in addition thereto.

6. OPERATIONAL INFORMATION:

(i)	ISIN Code:	XS0283621372
(ii)	Common Code:	028362137
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

Regulatory Announcement

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Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	15:05 25-Jan-07
Number	1568Q

RNS Number:1568Q
Northern Rock PLC
25 January 2007

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued £6,000,000 Floating Rate Notes due January 2012 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 23 January 2007 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 19 June 2006 and the Supplementary Prospectus dated 3 August 2006 relating to the Programme (together the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/1568q_-2007-1-25.pdf

For further information, please contact either:

Antony Swalwell, Northern Rock plc
Operational Director Capital Markets
Tel: +44 (0)191 279 4553

Lesley-Anne Rawcliffe, Northern Rock plc
Assistant Director Capital Markets
Tel: +44 (0) 191 279 4077

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United

States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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FINAL TERMS

23 January 2007

NORTHERN ROCK PLC

GBP 6,000,000 Floating Rate Notes Due January 2012 (the Notes)
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19 June 2006 and the supplementary prospectus dated 3 August 2006 which together constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus as so supplemented. The Prospectus and the supplementary prospectus are available for viewing at the specified office in London of the Agent at the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricenews/marketnews/ and copies may be obtained from the registered office of the Issuer.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	414
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	GBP ("GBP")
4.	Aggregate Nominal Amount:	
	- Tranche:	GBP 6,000,000
	- Series:	GBP 6,000,000
5.	Issue Price of Tranche:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	GBP 100,000
7.	Issue Date and Interest Commencement Date:	25 January 2007
8.	Maturity Date:	25 January 2012, subject to adjustment in accordance with the Business Day Convention specified below
9.	Interest Basis:	3 month GBP LIBOR + 0.07 per cent. Floating Rate (further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	Not Applicable
16.	Floating Rate Note Provisions	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	Interest will be payable quarterly in arrears on 25 January, 25 April, 25 July and 25 October in each year, from and including 25 April 2007, to and including the Maturity Date, in each case subject to adjustment in accordance with the Business Day Convention specified below
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	London, TARGET
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
	(vi) Screen Rate Determination:	Applicable
	- Reference Rate:	3-month GBP LIBOR
	- Interest Determination Date(s):	The first London business day of each Interest Period at 11:00 am London time
	- Relevant Screen Page:	Reuters "LIBOR01"
	(vii) ISDA Determination:	Not Applicable
	(viii) Margin(s):	+0.07 per cent. per annum

(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/365 (Unadjusted)
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per Conditions

17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Note Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	GBP 100,000 per Note of GBP 100,000 Specified Denomination
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:

(a)	Form:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
(b)	New Global Note:	Yes

25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Target
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.

27. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: Not Applicable

28. Details relating to Instalment Notes:

Instalment Amount(s):	Not Applicable
Instalment Date(s):	Not Applicable

29. Redenomination applicable: Redenomination Not Applicable

30. Other final terms: Not Applicable

DISTRIBUTION

31. (i) If syndicated, names of Managers: Not Applicable

    (iii) Stabilising Manager(s) (if any): Not Applicable

32. If non-syndicated, name of relevant Dealer: IXIS Corporate & Investment Bank

33. Total commission and concession: Not Applicable

34. Whether TEFRA D applicable or TEFRA rules not applicable: TEFRA D

35. Additional selling restrictions: Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: R.A. Rawcliffe ....

Duly authorised

PART B – OTHER INFORMATION

1. LISTING:

(i) Listing:	London
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange with effect from 25 January 2007.
(iii) Estimate of total expenses related to admission to trading:	UKLA Tranche Fee £100 Listing Fee £500

2. RATINGS:

Ratings: The Notes have been assigned the following ratings:

S & P:	A+
Moody's:	A1
Fitch:	A+

3. NOTIFICATION:

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

(i) Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii) Estimated net proceeds:	£6,000,000
(iii) Estimated total expenses:	Not Applicable

6. YIELD: (*Fixed Rate Notes only*)

Not Applicable

7. HISTORIC INTEREST RATES:

Details of historic £ LIBOR rates can be obtained from Bloomberg.

8. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING: (*Index-Linked Notes only*)

Not Applicable

9. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT: (*Dual Currency Notes only*)

Not Applicable

10. TRADEABLE AMOUNTS:

So long as the Notes are represented by a Global Note and Euroclear/Clearstream so permit, the Notes shall be tradeable in minimum principal amounts of £100,000 and integral multiples of £100,000 (the "Tradeable Amount") in addition thereto.

11. OPERATIONAL INFORMATION:

(i)	ISIN Code:	XS0283156866
(ii)	Common Code:	028315686
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

Regulatory Announcement

Go to market news section

Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	11:17 12-Jan-07
Number	4354P

northern rock

RNS Number:4354P
Northern Rock PLC
12 January 2007

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued Euro 100,000,000 Floating Rate Notes due January 2009 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 10 January 2007 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 19 June 2006 and the Supplementary Prospectus dated 3 August 2006 relating to the Programme (together the "Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/4354p -2007-1-12.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc

Head of Capital Markets

Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will

not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

END

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FINAL TERMS

January 10, 2007

NORTHERN ROCK PLC

Issue of Euro 100,000,000 Floating Rate Notes due January 2009 under the U.S.$15,000,000,000 Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 19, 2006 and the supplementary prospectus dated August 3, 2006, which together constitute a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus as so supplemented. The Prospectus and the supplementary prospectus are available for viewing at the specified office in London of the Agent and at the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricenews/marketnews/ and copies may be obtained from the registered office of the Issuer.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	413
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	
	- Tranche:	EUR 100,000,000
	- Series:	EUR 100,000,000
5.	Issue Price of Tranche:	100 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 50,000
7.	Issue Date and Interest Commencement Date:	January 12, 2007
8.	Maturity Date:	Interest Payment Date falling in or nearest to January 2009
9.	Interest Basis:	3 month EURIBOR + 0.02 per cent. Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions		Not Applicable
16.	Floating Rate Note Provisions		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Quarterly / April 12, July 12, October 12 and January 12 in each year, payable in arrear
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	TARGET, London
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
	(vi)	Screen Rate Determination:	Applicable
		- Reference Rate:	3 month EURIBOR
		- Interest Determination Date(s):	Second day on which the TARGET System is open prior to the start of each Interest Period
		- Relevant Screen Page:	Reuters, page EURIBOR01
	(vii)	ISDA Determination:	Not Applicable
	(viii)	Margin(s):	+ 0.02 per cent. per annum
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/360
	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating	

	interest on Floating Rate Notes, if different from those set out in the Conditions:	As per conditions
17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Note Provisions	Not Applicable
19	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	
	(a) Form:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	Yes
25	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET, London
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable

	Instalment Date(s):		Not Applicable
29.	Redenomination applicable:		Redenomination Not Applicable
30.	Other final terms:		Not Applicable

DISTRIBUTION

31.	(i)	If syndicated, names [and addresses] of Managers and [underwriting commitments]:	Not Applicable
	(ii)	Date of [Subscription Agreement]:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
32.	If non-syndicated, name [and address] of relevant Dealer:		Bayerische Hypo- und Vereinsbank AG Arabellastrasse 12 81925 Munich, Germany
33.	Total commission and concession:		Not Applicable
34.	Whether TEFRA D applicable or TEFRA rules not applicable:		TEFRA D
35.	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

PART B – OTHER INFORMATION

1. **LISTING:**

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on January 10, 2007 with effect from January 12, 2007.
(iii)	Estimate of total expenses related to admission to trading:	UKLA Tranche Fee £100 Listing Fee £500

2. **RATINGS:**

Ratings: The Notes have been assigned the following ratings:

S & P: A+
Moody's: A1
Fitch: A+

3. **NOTIFICATION:**

Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:**

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:**

(i)	Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii)	Estimated net proceeds:	EUR 100,000,000
(iii)	Estimated total expenses:	Not Applicable

6. **YIELD:** (*Fixed Rate Notes only*)

Indication of yield: Not Applicable

7. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*)

Details of historic EURIBOR rates can be obtained from Reuters, page EURIBOR01 or Bloomberg.

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING: -**

Not Applicable

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT: -**

Not Applicable

10. **TRADEABLE AMOUNTS: -**

So long as the Notes are represented by a global note and Euroclear/Clearstream so permit, the notes shall be tradeable in minimum principal amounts of Eur 50,000 and integral multiples of Eur 50,000 in addition thereto.

11. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0281751593
(ii)	Common Code:	028175159
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Supplementary of Prospectus
Released	15:29 16-Mar-07
Number	1411T

RNS Number:1411T
Northern Rock PLC
16 March 2007

Northern Rock

16 March 2007

Northern Rock plc - Publication of Prospectus

The following Supplementary Prospectus was approved by the UK Listing Authority on 16 March 2006 and is available for viewing on the website of the London Stock Exchange plc:

Supplementary Prospectus dated 16 March 2007 relating to the Prospectus dated 27 September relating to the €20,000,000,000 Global Covered Bond Programme of Northern Rock plc. - attached.

To view the full document, please paste the following URLs into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/1411t_-2007-3-16.pdf

The full document is also available for viewing at the Document Viewing Facility of the UK Listing Authority.

The Supplementary Prospectus is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website. For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in such Prospectus is not addressed. Prior to relying on the information contained in such Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, the Prospectus on this website does not constitute an offer of securities for sale in the United States. The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as

amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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SUPPLEMENTARY PROSPECTUS DATED 16 MARCH 2007

Northern Rock plc

(incorporated with limited liability in England and Wales)

€20 billion
Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of interest and principal by

Northern Rock Covered Bond LLP

(a limited liability partnership incorporated in England and Wales)

This Supplement (the **Supplement**) to the Prospectus dated 27 September 2006 (the **Prospectus**) which comprises a Base Prospectus constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the **FSMA**) and is prepared in connection with the Global Covered Bond Programme (the **Programme**) established by Northern Rock plc (the **Issuer**) and unconditionally and irrevocably guaranteed as to payments of interest and principal by Northern Rock Covered Bond LLP. Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the Issuer.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 16 March 2007 the Mortgage Sale Agreement was amended by agreement of the parties thereto in order to permit New Mortgage Loans to be sold to the LLP by the Seller which have a Current Balance in excess of £1,000,000 but not in excess of £2,000,000. The amendments made to the Mortgage Sale Agreement are an amendment to the conditions to be met on each Transfer Date in respect of New Mortgage Loans (the **Eligibility Criteria**), and an amendment to the related representation and warranty to be given by the Seller in favour of the LLP and the Security Trustee on the date of the service of the relevant New Portfolio Notice and on the relevant Transfer Date.

Copies of all documents incorporated by reference in the Prospectus can be obtained from the website of the Issuer at www.northernrock.co.uk and from the registered office of the Issuer and the specified office in London of the Agent, as described on pages 5 and 143 respectively, of the Prospectus. In addition, all documents incorporated by reference in the Prospectus will also be available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/*.

The Prospectus and any future prospectuses, supplementary prospectuses, information memoranda and supplements as well as each Final Terms relating to Notes which are either admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market or offered in the United Kingdom in circumstances where a prospectus is required to be published under the Prospectus Directive (subject as provided in sub-paragraph (vi) of "General Information – Documents Available" on page 143 of the Prospectus) and any other documents incorporated therein by reference will also be available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/*.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus since the publication of the Prospectus.

Regulatory Announcement

Go to market news section

Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	16:59 02-Feb-07
Number	6747Q

northern rock

RNS Number:6747Q
Northern Rock PLC
02 February 2007

northern rock

2 February 2007

Northern Rock plc - Publication of Prospectus

The following Supplementary Prospectuses were approved by the UK Listing Authority on 2 February 2007 and are available for viewing on the website of the London Stock Exchange plc:

Supplementary Prospectus dated 2 February 2007 relating to the Prospectus dated 19 June 2006 (the EMTN Prospectus) relating to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

Supplementary Prospectus dated 2 February 2007 relating to the Prospectus dated 27 September 2006 (the Covered Bond Prospectus) relating to the €20,000,000,000 Global Covered Bond Programme of Northern Rock plc.

To view the full documents, please paste the following URLs into the address bar of your browser.

Supplementary Prospectus (EMTN Prospectus) - attached

www.rns-pdf.londonstockexchange.com/rns/6747q_1-2007-2-2.pdf

Supplementary Prospectus (Covered Bond Prospectus) - attached.

www.rns-pdf.londonstockexchange.com/rns/6747q_2-2007-2-2.pdf

A copy of the preliminary results of Northern Rock plc for the financial year ended 31 December 2006 is available for viewing on the website of the London Stock Exchange plc at the following address:

www.londonstockexchange.com/en-gb/pricesnews/marketnews/ - enclosed under Tab 5

The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority. Neither Prospectus is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:

Antony Swalwell, Northern Rock plc   Lesley-Anne Rawcliffe, Northern Rock plc

Operational Director Capital Markets
Tel: +44 (0)191 279 4553

Assistant Director Capital Markets
Tel: +44 (0) 191 279 4077

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in each Prospectus (as supplemented) may be addressed to and/or targeted at persons who are residents of particular countries (specified in such Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in such Prospectus is not addressed. Prior to relying on the information contained in such Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither Prospectus on this website constitutes an offer of securities for sale in the United States. The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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SUPPLEMENTARY PROSPECTUS DATED 2 FEBRUARY 2007

northern rock

NORTHERN ROCK PLC

(Incorporated with limited liability in England and Wales under the Companies Act 1985, registered number 3273685)

U.S.$15,000,000,000
Euro Medium Term Note Programme

This Supplement (the **Supplement**) to the Prospectus dated 19 June 2006 (the **Prospectus**), which comprises a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC, constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 and is prepared in connection with the U.S.$15,000,000,000 Euro Medium Term Note Programme (the **Programme**) established by Northern Rock plc (the **Issuer**). Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the Issuer.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 24 January 2007, the Issuer published its Preliminary Results for the financial year ended 31 December 2006. A copy of the Preliminary Results has been filed with the Financial Services Authority and, by virtue of this Supplement, the Preliminary Results are incorporated in, and form part of, the Prospectus.

Copies of the Prospectus and documents incorporated by reference in the Prospectus can be obtained, upon request and free of charge, from the registered office of the Issuer and from the specified office of the Agent in London. In addition, the Prospectus and the documents incorporated by reference in the Prospectus are also available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/.*

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement and (b) any other statement in, or incorporated by reference in, the Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement and any other supplements to the Prospectus previously issued by the Issuer, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus since the publication of the Prospectus.

SUPPLEMENTARY PROSPECTUS DATED 2 FEBRUARY 2007

Northern Rock plc

(incorporated with limited liability in England and Wales)

€20 billion
Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of interest and principal by

Northern Rock Covered Bond LLP

(a limited liability partnership incorporated in England and Wales)

This Supplement (the **Supplement**) to the Prospectus dated 27 September 2006 (the **Prospectus**), which comprises a base prospectus for the purposes of Directive 2003/71/EC, constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 and is prepared in connection with the €20 billion Global Covered Bond Programme (the **Programme**) established by Northern Rock plc (the **Issuer**) and unconditionally and irrevocably guaranteed as to payments of interest and principal by Northern Rock Covered Bond LLP. Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the Issuer.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 24 January 2007, the Issuer published its Preliminary Results for the financial year ended 31 December 2006. A copy of the Preliminary Results has been filed with the Financial Services Authority and, by virtue of this Supplement, the Preliminary Results are incorporated in, and form part of, the Prospectus.

Copies of the Prospectus and documents incorporated by reference in the Prospectus can be obtained, upon request and free of charge, from the registered office of the Issuer and the specified office of the Agent in London. In addition, the Prospectus and the documents incorporated by reference in the Prospectus are also available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/*.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement and any other supplements to the Prospectus previously issued by the Issuer, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus since the publication of the Prospectus.

NORTHERN ROCK PLC

DOCUMENTATION FILED WITH COMPANIES HOUSE

2007

(JANUARY TO MARCH)

Companies House — for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 3273685

Company Name in full NORTHERN ROCK PLC

	Day	Month	Year
Date of appointment	01	02	2007
†Date of Birth	14	12	1958

Appointment form

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): DAVID ANDREW

Surname: JONES

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† **Usual residential address** 4 TRINITY TERRACE

Post town: CORBRIDGE Postcode: NE45 5HW

County / Region: NORTHUMBERLAND Country: ENGLAND

†Nationality: BRITISH †Business occupation: FINANCE DIRECTOR

†Other directorships (additional space overleaf): See Overleaf

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 1/2/2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 1st February 07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Julie Shipley, Assistant Company Secretary
Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne
Tel 0191 2794139
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Companies House

— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3273685
Company Name in full	NORTHERN ROCK PLC

	Day	Month	Year
Date of termination of appointment	3 1	0 1	2 0 0 7

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): ROBERT FREDERICK

Surname: BENNETT

	Day	Month	Year
†Date of Birth	3 0	0 5	1 9 4 7

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 1st February 07

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary

Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne

Tel 0191 2794139

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
— for the record —

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3273685

Company Name in full NORTHERN ROCK PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 08 Month 03 Year 2007

Name *Style / Title: MR *Honours etc:

Forename(s): COLIN

Surname: TAYLOR

† Date of Birth — Day 09 Month 09 Year 1955

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

ORCHARD HOUSE, MAIN ROAD

Post town: OVINGHAM

County / Region: NORTHUMBERLAND Postcode: NE42 6AG

Country: ENGLAND

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985** ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 20/3/07

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

JULIE SHIPLEY, ASSISTANT COMPANY SECRETARY, NORTHERN ROCK PLC, NORTHERN ROCK HOUSE, GOSFORTH, NEWCASTLE UPON TYNE Tel 0191 2794139

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form 10/03

END